     As filed with the Securities and Exchange Commission on July 6, 2000
                                                     Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                  ----------

                              NEWPORT CORPORATION
            (Exact name of registrant as specified in its charter)

                                  ----------

                Nevada                               94-0849175
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)               Identification No.)

                  1791 Deere Avenue, Irvine, California 92606
                                (949) 863-3144
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ----------

                               Robert G. Deuster
                     Chairman and Chief Executive Officer
                              Newport Corporation
                               1791 Deere Avenue
                           Irvine, California 92606
                                (949) 863-3144
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  ----------

                                  Copies to:
      William R. Rauth III, Esq.                Mark J. Kelson, Esq.
           K.C. Schaaf, Esq.                  Gregory W. Preston, Esq.
    Stradling Yocca Carlson & Rauth              Allen Matkins Leck
       660 Newport Center Drive                 Gamble & Mallory LLP
              Suite 1600                      1999 Avenue of the Stars
    Newport Beach, California 92660                  Suite 1800
            (949) 725-4000                  Los Angeles, California 90067
                                                   (949) 553-1313

                                  ----------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

================================================================================
                                           Proposed
      Title of Each Class of          Maximum Aggregate         Amount of
   Securities to be Registered        Offering Price (1)     Registration Fee
--------------------------------------------------------------------------------
Common Stock, $0.1167 stated value     $342,685,625.00          $90,469.00
================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

                                  ----------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 6, 2000

                                3,100,000 Shares

                         [LOGO OF NEWPORT CORPORATION]

                                  Common Stock

                                   --------

  We are selling 3,000,000 shares of common stock, and the selling stockholders are selling 100,000 shares of common stock. We will not receive any of the proceeds from the shares being sold by the selling stockholders.

  The underwriters have an option to purchase a maximum of 465,000 additional shares to cover over-allotments of shares.

  Our common stock is quoted on the Nasdaq Stock Market's National Market under the symbol "NEWP." On July 5, 2000, the last reported sale price for our common stock was $96.125 per share.

  Investing in our common stock involves risks. See "Risk Factors" on page 4.

                                          Underwriting
                                           Discounts               Proceeds to
                               Price to       and      Proceeds to   Selling
                                Public    Commissions    Newport   Stockholders
                             ------------ ------------ ----------- ------------
Per Share..................     $            $            $           $
Total......................  $            $            $           $

  Delivery of the shares of common stock will be made on or about
               , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                                UBS Warburg LLC

                                                          Wit SoundView

                The date of this prospectus is           , 2000

                                 ------------

                               TABLE OF CONTENTS

                                      Page                                  Page
                                      ----                                  ----
Prospectus Summary..................    1   Business.......................   24
Risk Factors........................    4   Management.....................   34
Cautionary Note Regarding Forward-          Principal and Selling
 Looking Statements.................   11    Stockholders..................   37
Use of Proceeds.....................   12   U.S. Federal Tax Considerations
Dividend Policy.....................   12    for Non-U.S. Holders..........   39
Price Range of Common Stock.........   12   Underwriting...................   42
Capitalization......................   13   Notice to Canadian Residents...   44
Selected Consolidated Financial             Legal Matters..................   45
 Data...............................   14   Experts........................   45
Management's Discussion and Analysis        Where You Can Find Additional
 of Financial Condition and Results          Information...................   45
 of Operations......................   15   Index to Consolidated Financial
                                             Statements....................   46

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To understand the risks involved in your investment decision, you should read carefully this entire prospectus, including the risk factors and our financial statements, and the documents to which we refer you.

                                  Our Business

   Newport Corporation is a leading global supplier of high-precision test, measurement and automation systems and subsystems. We enable manufacturers of fiber optic components, semiconductors and other high-precision products to automate their manufacturing processes, enhance product performance and improve manufacturing efficiencies and yields. Our products combine our proven motion control, vibration isolation and non-contact vision metrology technologies with advanced software and in-depth industry and process expertise to allow manufacturers to design and implement high-volume, high quality manufacturing and testing processes.

   Using our systems and subsystems, manufacturers of fiber optic components, semiconductors, computer peripherals and other high precision products can reduce the need for labor-intensive manual manufacturing tasks and implement new technologies and designs more readily, thereby reducing manufacturing costs and shortening time to market. We also provide sophisticated high-precision equipment to commercial, academic and governmental research institutions worldwide that engage in advanced research and development activities. Our involvement in advanced research activities enables us to incorporate technological advancements into future generations of products and to address new market opportunities.

   Growth in the fiber optic and semiconductor markets, as well as in other markets, is creating pressure on component suppliers to rapidly introduce new products and technologies that keep pace with industry demand and technological innovation. RHK, Inc., a market research and consulting firm, estimates that demand for fiber optic components will exceed $23 billion by 2003, representing a compound annual growth rate of approximately 36% from 1999 levels. Similarly, Dataquest estimates that worldwide semiconductor sales will reach $320 billion by 2004, up from $169 billion in 1999.

   Traditionally, companies have attempted to address technological and production-related challenges by implementing internally designed manufacturing systems. As demand for their products has grown, and as products become more complex and short lived, it is becoming increasingly impractical for established manufacturers to remain vertically integrated, applying resources toward both product development and manufacturing process engineering. In addition, many optical component start-ups lack the expertise and resources required to develop automated test and assembly systems. Consequently, established vendors and new start-ups alike are seeking third party expertise to commercialize their products and technologies.

   Our products address the exacting requirements of manufacturers in the fiber optic component, semiconductor, computer peripheral and other industries that incorporate advanced technologies and manufacturing processes. Leveraging our extensive product portfolio and over 30 years experience, we collaborate with our customers to assist them in designing efficient manufacturing, assembly and test processes which we incorporate into flexible, automated systems and subsystems. We deliver our products as stand-alone integrated systems, or as value-added subsystems, which are combined with third party equipment to create specialized systems.

   We market our components and systems to our more than 4,000 customers worldwide through our direct sales force and network of distributors and sales representatives. Our customers include leading manufacturers and research organizations across a number of markets including fiber optic components, semiconductors, computer peripherals, aerospace and research, and industrial metrology. Representative customers include: ADC Telecommunications, Alcatel, ASM Lithography, Avanex Corporation, Beckman Coulter, Becton Dickinson, Corning, Inc., Cymer, E-TEK Dynamics, Inc., Hewlett Packard, IBM, Infineon Technologies, Intel, JDS Uniphase, KLA-Tencor, Lawrence Livermore National Labs, Lockheed Martin, Lucent Technologies, NASA, New Focus, Nortel Networks, Perkin Elmer Biosystems, Quantum Corporation, Raytheon, Read Rite Corp., SDL Incorporated, Seagate Technology, Silicon Valley Group, Inc. and Spectra-Physics Lasers, Inc.

   We commenced operations in 1969. Our offices are located at 1791 Deere Avenue, Irvine, California 92606. Our telephone number is (949) 863-3144, and our website is http://www.newport.com. Information contained on our website, or other sites linked to it, does not constitute a part of this prospectus.

                                  ------------

                                  The Offering

 Common stock offered by Newport.....................  3,000,000 shares
 Common stock offered by selling stockholders........    100,000 shares
 Common stock to be outstanding after this offering.. 31,841,006 shares
 Use of proceeds..................................... For general corporate purposes, including
                                                      working capital, research
                                                      and development,
                                                      facilities expansion,
                                                      capital improvements and
                                                      potential acquisitions.
 Nasdaq National Market symbol....................... NEWP

   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2000 and excludes:

  . 3,987,318 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $8.50 per share;

  . 1,283,280 shares of common stock available for issuance at June 30, 2000 under our Stock Option Plans; and

  . 620,371 additional shares of common stock available for issuance under our Employee Stock Purchase Plan following this offering.

                   Summary Consolidated Financial Information

                                                                                      Three Months
                                                 Year Ended December 31,             Ended March 31,
                                       --------------------------------------------- ----------------
                                         1995     1996     1997      1998     1999    1999     2000
                                       -------- -------- --------  -------- -------- -------  -------
                                          (In thousands, except per share data)        (unaudited)
Consolidated Income Statement:
 Net sales............................ $101,961 $119,910 $132,594  $134,359 $141,945 $29,448  $45,612
 Cost of sales........................   55,421   67,103   74,844    75,491   80,194  16,639   25,603
                                       -------- -------- --------  -------- -------- -------  -------
 Gross profit.........................   46,540   52,807   57,750    58,868   61,751  12,809   20,009
 Selling, general and administrative..   34,441   36,741   35,825    33,017   35,593   7,895   10,687
 Research and development.............    6,765    8,204    9,490    11,738   13,300   3,006    4,533
                                       -------- -------- --------  -------- -------- -------  -------
 Income from operations...............    5,334    7,862   12,435    14,113   12,858   1,908    4,789
 Interest expense.....................    1,593    1,931    1,992     1,891    1,785     448      568
 Other income (expense), net..........    1,137      477     (349)      121      166    (190)     (37)
                                       -------- -------- --------  -------- -------- -------  -------
 Income before income taxes...........    4,878    6,408   10,094    12,343   11,239   1,270    4,184
 Income tax provision.................    1,003    1,705    3,030     3,365    2,956     356    1,172
                                       -------- -------- --------  -------- -------- -------  -------
 Net income........................... $  3,875 $  4,703 $  7,064  $  8,978 $  8,283 $   914  $ 3,012
                                       ======== ======== ========  ======== ======== =======  =======
 Net income per share(1)(2)
  Basic............................... $   0.16 $   0.18 $   0.27  $   0.33 $   0.30 $  0.03  $  0.11
                                       ======== ======== ========  ======== ======== =======  =======
  Diluted............................. $   0.15 $   0.17 $   0.26  $   0.32 $   0.29 $  0.03  $  0.10
                                       ======== ======== ========  ======== ======== =======  =======

                                                             March 31, 2000
                                                         -----------------------
                                                          Actual  As Adjusted(3)
                                                         -------- --------------
                                                             (unaudited, in
                                                               thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents.............................. $  2,812    $264,278
 Working capital........................................   48,657     310,123
 Total assets...........................................  129,508     390,974
 Total debt.............................................   17,141      17,141
 Stockholders' equity...................................   82,309     355,775

--------------------
(1) Net income per share for all periods prior to 1997 has been restated as necessary to conform with the requirements of Statement of Financial Accounting Standards No. 128, Earnings Per Share. See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

(2) On May 31, 2000, we effected a 3-for-1 stock split of our shares of common stock. Net income per share amounts for all periods presented have been restated to reflect the stock split.

(3) On an adjusted basis to give effect to the sale of 3,000,000 shares of common stock in this offering at an offering price of $96.125 per share (less estimated underwriting discounts and commissions and estimated offering expenses), the exercise of 100,000 stock options by the selling stockholders and the application of net proceeds.

                                  -----------

   Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriter's over-allotment option. In addition, the information in this prospectus reflects the three-for-one split of our common stock effected on May 31, 2000.

   "Newport", our logo and some of the product names referred to in this prospectus are our trademarks. This prospectus also includes trademarks of other parties.

                                  RISK FACTORS

   This offering involves a high degree of risk. We have attempted to identify the material risks that we believe exist. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before purchasing any of our common stock. Any of the following risks could materially adversely affect our business, financial condition and operating results. If events outlined below were to occur, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         Risks Relating To Our Business

Our quarterly operating results are difficult to predict, and if we fail to meet the expectations of investors or securities analysts, the market price of our common stock would likely decline significantly.

   Our operating results in any given quarter have fluctuated and will likely continue to fluctuate. These fluctuations are typically unpredictable and can result from numerous factors including:

  . the timing of customer orders and shipments within a given quarter;

  . fluctuations in the economic conditions of the markets for our products;

  . demand for our products and the products sold by our customers;

  . our ability to manufacture a sufficient quantity of our products;

  . variations in the mix of products we sell in each of the markets in which we do business;

  . our timing in introducing new products;

  . changes in our pricing policies or in the pricing policies of our competitors or suppliers;

  . market acceptance of any new or enhanced versions of our products;

  . the availability and cost of key components we use to manufacture our products;

  . fluctuations in foreign currency exchange rates;

  . timing of our competitors in introducing new products; and

  . our levels of expenses.

   We may in the future choose to reduce prices, increase spending, or add or eliminate products in response to actions by our competitors or as an effort to pursue new market opportunities. These actions may also adversely affect our business and operating results and may cause our quarterly results to be lower than the results of previous quarters. We believe that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, are not meaningful and should not be construed as reliable indicators of our future performance. In any period, our results may be below the expectations of market analysts and investors, which would likely cause the trading price of our common stock to drop.

We are highly dependent on the growth of the fiber optic communications industry and on our customers who serve this industry.

   A substantial portion of our current and future business comes from sales to companies that manufacture components for fiber optic communications systems. The fiber optics communications market is characterized by rapid technological change, frequent product introductions, changing customer requirements and evolving industry standards. Because our customers face uncertainties with regard to the growth and requirements of this market, their products and components may not achieve, or continue to achieve, anticipated levels of market acceptance. If our customers are unable to deliver products that gain market acceptance with fiber optic systems vendors, it is likely that these customers will not purchase our products or will purchase smaller quantities of our products. We often invest substantial resources in helping our customers develop products and manufacturing processes in advance of significant sales of our products to such customers. A failure on the part of our customers' products to gain market acceptance, or a failure of the fiber optic communications market as a whole to grow would have a significant negative effect on our business and results of operations.

The markets and industries that we serve are subject to rapid technological change, and if we do not introduce new and innovative products or improve our existing products, our business and results of operations will be negatively affected.

   Our markets are characterized by rapid technological advances, evolving industry standards, shifting customer needs and new product introductions and enhancements. Products in our markets often become outdated quickly and without warning. We depend to a significant extent upon our ability to enhance our existing products, to address the demands of the marketplace for new and improved technology and to be price competitive. We may not be successful in developing, manufacturing or marketing new products on a timely or cost-effective basis. If we fail to adequately introduce new, competitive products on a timely basis, our business and results of operations would be harmed.

We offer products for multiple industries and must face the challenges of supporting the distinct needs of each of our markets.

   We market products for the fiber optic component, semiconductor capital equipment, industrial metrology, aerospace and research markets. Because we operate in multiple markets, we must work constantly to understand the needs, standards and technical requirements of several different industries and must devote significant resources to developing different products for these industries. Product development is costly and time consuming. Many of our products are used by our customers to develop, manufacture and test their own products. As a result, we must anticipate trends in our customers' industries and develop products before our customers' products are commercialized. If we do not accurately predict our customers' needs and future activities, we may invest substantial resources in developing products that do not achieve broad market acceptance. Our decision to continue to offer products to a given market or to enter new markets is based in part on our judgment of the size, growth rate and other factors that contribute to the attractiveness of a particular market. If our product offerings in any particular market are not competitive or our analyses of a market are incorrect, our business and results of operations would be harmed.

Because our sales cycle is long and difficult to predict, we may experience fluctuations in our operating results.

   Many of our products are complex, and customers for these products require substantial time to make purchase decisions. These customers often perform, or require us to perform, elaborate testing and evaluation of our products before committing to purchasing them. The sales cycle for our products typically varies, is difficult to predict and can last as long as one year. Orders expected to be shipped in any one quarter may be delayed to subsequent quarters, which could cause our operating results to fluctuate from period to period. These fluctuations could harm our results of operations and cause our stock price to drop.

If we are unable to attract, retain and motivate our employees, our business and results of operations will suffer.

   Our ability to maintain and grow our business is directly related to the service of our employees in each area of our operations. Our future performance will be directly tied to our ability to hire, train, motivate and retain qualified personnel. Competition for personnel in the technology marketplace is intense, particularly for employees with expertise in fiber optics. If we are unable to hire sufficient numbers of employees with the experience and skills we need or to retain our employees, our business and results of operations would be harmed.

We face significant risks from doing business in foreign countries.

   Our business is subject to risks inherent in conducting business internationally. In 1999, 1998 and 1997, our international revenues accounted for approximately 36.5%, 34.8% and 35.3%, respectively, of our total net sales, with a substantial portion of sales originating in Europe. We expect that international revenues will continue to account for a significant percentage of our total net sales for the foreseeable future. As a result of our international operations, we face various risks, which include:

  . adverse changes in the political or economic conditions in countries or regions where we manufacture or sell our products;

  . challenges of administering our business globally;

  . compliance with multiple and potentially conflicting regulatory requirements including export requirements, tariffs and other trade barriers;

  . longer accounts receivable cycles;

  . overlapping or differing tax structures;

  . adverse currency fluctuations;

  . differing protection of intellectual property;

  . difficulties in staffing and managing each of our individual foreign operations; and

  . trade restrictions and licensing requirements.

   As a result of our international operations, fluctuations in foreign exchange rates could affect the sales price in local currencies of our products in foreign markets, potentially making our products less competitive. In addition, exchange rate fluctuations could increase the costs and expenses of our foreign operations or require us to modify our current business practices. If we experience any of the risks associated with international business, our business and results of operations could be significantly harmed.

We face substantial competition, and if we fail to compete effectively, our operating results will suffer.

   The markets for our products are intensely competitive, and we believe that competition from both new and existing competitors will increase in the future. We compete in several specialized market segments, against a limited number of companies. We also face competition in some of our markets from our existing and potential customers who have developed or may develop products that are competitive to ours. Many of our existing and potential competitors are more established, enjoy better name recognition and possess greater financial, technological and marketing resources than we do. Other competitors are small, and highly specialized firms that are able to focus on only one aspect of a market. We compete on the basis of product features, quality, reliability and price and on our ability to manufacture and deliver our products on a timely basis. We may not be able to compete successfully in the future against existing or new competitors. In addition, competitive pressures may force us to reduce our prices, which could negatively affect our operating results. If we do not respond adequately to competitive challenges, our business and results of operations would be harmed.

Acquisitions of additional business, products or technologies we may make could negatively affect our business.

   We have acquired businesses and technologies in the past and expect to pursue acquisitions of other companies, technologies and complementary product lines in the future. Any acquisition would involve risks to our business, including:

  . our ability to integrate the acquired business' operations, products and personnel;

  . our ability to retain key personnel of the acquired businesses;

  . our ability to manufacture and sell the products of the acquired businesses;

  . a decline in demand by our customers for the acquired business' products;

  . our ability to expand our financial and management controls and reporting systems and procedures to incorporate the acquired businesses;

  . diversion of management's time and attention;

  . customer dissatisfaction or performance problems with the products or services of an acquired firm;

  . assumption of unknown liabilities, or other unanticipated events or circumstances; and

  . the need to record significant one-time charges or amortize intangible assets, which could lower our reported earnings.

   We cannot assure you that any business that we may acquire will achieve anticipated revenues and operating results, which could decrease the value of the acquisition to us. Any of these risks could materially harm our business, financial condition and results of operations.

If we are delayed in introducing our new products into the marketplace, or if our new products contain defects, our operating results will suffer.

   Because our products are sophisticated and complex, we may experience delays in introducing new products or enhancements to our existing products. If we do not introduce our new products or enhancements into the marketplace in a timely fashion, our customers may choose to use competitors' products. Our inability to introduce new or enhanced products in a timely manner could cause our business and results of operations to suffer. Our products may also contain defects or undetected errors. As a result, we could incur substantial expenses in fixing any defects or undetected errors, which could result in damage to our competitive position and harm our business and results of operations.

We rely on several sole-source and limited source suppliers.

   We obtain some of the materials used to build our systems and subsystems, such as the sheet steel used in some of our vibration isolation tables, from single or limited sources due to unique component designs as well as specialized quality and performance requirements needed to manufacture our products. If our components or raw materials are unavailable in adequate amounts or are unavailable on satisfactory terms, we may be required to purchase them from alternative sources, if available, which could increase our costs and cause delays in the production and distribution of our products. If we do not obtain comparable replacement components from other sources in a timely manner, our business and results of operations will be harmed. Many of our suppliers require long lead-times to deliver the quantities of components that we need. If we fail to accurately forecast our needs, or if we fail to obtain sufficient quantities of components that we use to manufacture our products, then delays or reductions in production and shipment could occur, which would harm our business and results of operations.

Natural disasters could disrupt or shut down our operations.

   Our operations are susceptible to damages from earthquakes, floods, fire, loss of power or water supplies, or other similar contingencies. A significant portion of our facilities are located in areas with above average seismic activity. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility, any of which would harm our business, results of operations and financial condition.

                         Risks Relating to Our Industry

The markets for our products are cyclical, and a downturn in a market could harm our business.

   We do business in several cyclical industries, and we are susceptible to any downturns in each. In particular, the semiconductor industry, where we do a substantial amount of our business, is particularly prone to abrupt downward turns, as was the case in 1998 and 1999. When the business cycle of one of these industries is in decline, the businesses of companies that supply equipment to that particular industry, such as our company, also generally experience a downturn since the demand for capital equipment to manufacture the products of that industry generally declines as well. Other industries in which we do business can be seasonal in the demand for products. If one or more of the industries in which we operate experiences a downturn, our business and results of operations could be significantly harmed.

Any decline in our customers' research budgets will negatively impact our operating results.

   A significant amount of our revenues are derived from selling our products to research institutions in the United States and various foreign countries. We anticipate that sales to such institutions will continue to account for a significant portion of our revenues in the foreseeable future. Thus, our future performance is directly dependent in part upon the capital expenditure budgets of our research institution customers and the continued demand by such customers for our products. Domestic and foreign research institutions could experience constraints on their capital expenditure budgets due to factors such as reduced governmental funding of research activities, changes in research focus or reduced defense spending. Our operating results may be subject to fluctuations as a consequence of funding constraints. If funding constraints are imposed and if they persist for an extended period of time, our business and results of operations would be harmed.

If any third parties claim that we infringe upon their intellectual property rights, we could face substantial licensing or litigation costs, or could be forced to stop selling some of our products.

   Our products are complex and include substantial amounts of technology. It is possible that technology incorporated in our products, or the trademarks under which they are marketed, may infringe the intellectual property rights of others. Third parties who believe that our products or trademarks infringe upon their intellectual property may assert such rights, which could result in litigation. For example, we are currently engaged in litigation with a third party that claims that our use of the "Newport" mark infringes their rights. Any litigation over intellectual property rights, whether with or without merit, would be time consuming, expensive and distracting to our management. Litigation could also subject us to extensive liabilities, including monetary damages and injunctions preventing us from selling certain of our products or from using one or more of our trademarks. Moreover, we could be forced to enter into licensing agreements or sell the rights to our products or technology on unfavorable terms, in order to avoid claims of infringement. Unfavorable outcomes regarding claims of infringement of the intellectual property rights of third parties could harm our business, results of operation and financial condition.

We must protect and enforce our intellectual property rights to remain competitive.

   Our success depends in part on our ability to protect our intellectual property rights such as patents, trademarks, copyrights, trade secrets, confidentiality agreements and license agreements. If we are unsuccessful in protecting and enforcing our intellectual property rights, our business and results of operations could be harmed. In addition, our pending and future patent and trademark applications may be rejected, or our competitors may contest the scope or validity of our applications or existing rights, which could weaken our competitive position.

   Third parties may infringe our intellectual property rights or devise designs that circumvent our intellectual property, and we may not be able to detect this unauthorized use or effectively enforce our rights. If any third parties infringe our intellectual property rights, we could incur significant costs in defending our rights. Since we do business in foreign countries, we face the additional challenge of protecting and enforcing our intellectual property rights worldwide. The laws of many foreign countries may not protect our intellectual property rights as fully as those of the United States. Unauthorized use or misappropriation of our intellectual property, and our ability to remedy the misuse, could materially harm our business, results of operations and financial condition.

We are required to comply with government regulations, and we may incur significant expenses complying with these regulations.

   Many of our products are subject to government regulations on federal, state and local levels, as well as to the government regulations of any of the foreign countries in which we do business. In addition, our products must comply with relevant industry standards, such as ISO 9000 and Network Equipment Building Standards. We are required to make substantial efforts to ensure compliance with these regulations and standards and to remedy any deficiencies. If we fail to comply with all required government regulations, we could incur fines or be forced to curtail segments of our business. In addition, many of our customers operate in regulated industries, which means that we must comply with any applicable regulations and standards within these industries. Our failure to comply with any of the regulations and standards will likely impair our ability to remain competitive and could harm our business and results of operations.

If we fail to comply with the rules and regulations governing government contracts, our business and results of operations could suffer.

   We regularly enter into contracts with government agencies, or subcontracts with government contractors, which require us to abide by the special rules and regulations governing government contracts. We may also be required to submit to investigations by government agencies to ensure compliance with the rules and regulations or with the provisions of any such government contracts to which we may be a party. If any governmental agency elected to investigate or review our practices with respect to government contracts, we would be required to cooperate with the investigation, which would likely result in significant distraction for management and other key employees. If we are found to not have been in compliance with the rules and regulations governing government contracts or the provisions of any government contracts, our business and results of operations could be harmed.

We may incur expenses to comply with environmental regulations.

   There are aspects of our business that involve substances that could pose a threat of contamination to the environment. We may in the future incur expenses resulting from environmental remediation activities, or in connection with complying with current or future environmental regulations. Environmental remediation is costly, time consuming and could result in lengthy proceedings that could distract our management. If we are required to remediate any environmental hazard, our business, results of operations and financial condition could be harmed.

                        Risks Relating to this Offering

The market price of our common stock fluctuates significantly, and you may not be able to sell shares purchased in this offering at or above the public offering price.

   The public offering price will be determined through negotiations between representatives of the underwriters and us and may not be representative of the market price of our common stock after this offering. The market price of our common stock could fluctuate significantly after this offering in response to any of the following:

  . changes in financial estimates or investment recommendations relating to us by securities analysts;

  . our quarterly operating results falling below analysts' or investors' expectations in any given period;

  . changes in economic conditions for companies serving our markets;

  . changes in market valuations of, or earnings and other announcements by, companies serving our markets;

  . declines in the market prices of stocks generally, particularly those of technology companies;

  . announcements by us or our competitors of new products, acquisitions or strategic relationships;

  . changes in business or regulatory conditions; and

  . trading volume of our common stock.

   Many companies' equity securities, including equity securities of technology companies, have experienced extreme price and volume fluctuations in recent years. Often, these fluctuations are unrelated to the companies' operating performance. Elevated levels in market prices for securities may not be sustainable and may not bear any relationship to operating performances. Our common stock may not trade at the same levels as other technology stocks, and technology stocks in general may not sustain their current market prices. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business.

Provisions of our charter and bylaws and Nevada law could deter takeover attempts that may offer you a premium, which could adversely affect our stock price.

   Provisions of our articles of incorporation, our bylaws and Nevada law make acquiring control of us without the support of our board of directors difficult for a third party, even if the change of control would be beneficial to you. The existence of these provisions may deprive you of an opportunity to sell your shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock. For example, our articles of incorporation provides that the board of directors will be divided into four classes as nearly equal in size as possible with staggered four-year terms. This classification of the board of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. A special meeting of stockholders may only be called by a majority of the board of directors or by our president, chief executive officer or chairman. In addition, a stockholder proposal for an annual meeting must be received within a specified period of time to be placed on the agenda. Because stockholders do not have the ability to require the calling of a special meeting of stockholders and are subject to timing requirements in submitting stockholder proposals for consideration at an annual meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and
Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors" and the other information contained in our publicly-available filings with the Securities and Exchange Commission.

   You should not place undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

                                USE OF PROCEEDS

   We expect to receive net proceeds from the sale of the 3,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $96.125 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, of approximately $273.3 million (approximately $315.7 million if the underwriters' over-allotment option is exercised in full) and proceeds of $0.2 million from the exercise of 100,000 stock options by the selling stockholders. We will not receive any proceeds from the sale of the 100,000 shares of common stock by the selling stockholders.

   We intend to use a portion of the net proceeds from this offering to repay amounts outstanding under our current bank line of credit ($12.3 million at June 30, 2000), which terminates on May 31, 2003 and which bears interest at either the prevailing prime rate, or the prevailing London Interbank Offered Rate plus 1.0%, at our option. We intend to use the remaining net proceeds for general corporate purposes and working capital, including expanding our manufacturing capacity and increasing our product development and sales and marketing activities. The amounts that we actually expend will vary significantly, depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. Except as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview," we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short term, interest bearing, investment-grade securities.

                                DIVIDEND POLICY

   Since 1978, we have paid a dividend on our common stock. The dividend is currently $0.02 per share of common stock per year. Any future determination as to the payment of dividends will be at the discretion of our board of directors, and will depend on our results of operations, financial condition, capital requirements and other factors our board of directors considers relevant.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "NEWP." The following table shows, for the periods indicated, the high and low closing prices of our common stock, as reported by the Nasdaq National Market.

   Quarter Ended                                                    High   Low
   -------------                                                   ------ ------
   March 31, 1998................................................. $ 7.25 $ 4.08
   June 30, 1998..................................................   7.63   5.92
   September 30, 1998.............................................   6.58   3.54
   December 31, 1998..............................................   5.92   2.96
   March 31, 1999.................................................   6.50   4.13
   June 30, 1999..................................................   5.25   3.98
   September 30, 1999.............................................   6.88   4.58
   December 31, 1999..............................................  15.25   5.42
   March 31, 2000.................................................  59.50  14.31
   June 30, 2000.................................................. 110.00  29.33

   On July 5, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $96.125 per share. As of June 30, 2000, there were 1,283 stockholders of record of our common stock.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2000:

  . on an actual basis; and

  . on an adjusted basis to give effect to the sale of 3,000,000 shares of common stock in this offering at an assumed offering price of $96.125 per share (less estimated underwriting discounts and commissions and estimated offering expenses), the exercise of 100,000 stock options by the selling stockholders and the application of net proceeds.

   You should read this table in conjunction with our financial statements and related notes, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                       March 31, 2000
                                                  -----------------------------
                                                    Actual       As Adjusted
                                                  ------------  ---------------
                                                  (unaudited, in thousands)
Long-term obligations, less current portion...... $     12,511   $      12,511
                                                  ------------   -------------
Stockholders' equity:
  Common stock, $0.1167 stated value: 75,000,000
   authorized; 28,173,141 issued and outstanding,
   actual; 31,273,141 issued and outstanding, as
   adjusted......................................        3,287           3,650
  Additional paid-in capital.....................       14,540         287,643
  Unamortized deferred compensation..............       (2,434)         (2,434)
  Accumulated other comprehensive loss...........       (7,682)         (7,682)
  Retained earnings..............................       74,598          74,598
                                                  ------------   -------------
  Total stockholders' equity.....................       82,309         355,775
                                                  ------------   -------------
    Total capitalization......................... $     94,820   $     368,286
                                                  ============   =============

   The data in the table above exclude:

  . 4,518,762 shares of common stock issuable upon exercise of options outstanding as of March 31, 2000 at a weighted average exercise price of $6.69 per share; and

  . 1,128,132 shares of common stock available for issuance at March 31, 2000 under our stock option and stock purchase plans.

   For additional information regarding these shares, see Note 10 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   We derived the following income statement data for each of the three years in the period ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors and are included in this prospectus. We derived the income statement data for each of the two years in the period ended December 31, 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 from our audited consolidated financial statements, which are not included in this prospectus. We derived the statement of operations data for the three months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 1999 and 2000 from our unaudited consolidated financial statements, which are not included in this prospectus. The unaudited financial information includes adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles. The consolidated statement of operations data for the three-month period ended March 31, 2000 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2000 or any future period. You should read the following selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes, each of which is included in this prospectus.

                                                                        Three Months Ended
                                    Year Ended December 31,                  March 31,
                          --------------------------------------------- --------------------
                            1995     1996     1997      1998     1999     1999       2000
                          -------- -------- --------  -------- -------- ---------  ---------
                             (In thousands, except per share data)          (unaudited)
Consolidated Income
 Statement:
Net sales...............  $101,961 $119,910 $132,594  $134,359 $141,945 $  29,448  $  45,612
Cost of sales...........    55,421   67,103   74,844    75,491   80,194    16,639     25,603
                          -------- -------- --------  -------- -------- ---------  ---------
Gross profit............    46,540   52,807   57,750    58,868   61,751    12,809     20,009
Selling, general and
 administrative.........    34,441   36,741   35,825    33,017   35,593     7,895     10,687
Research and
 development............     6,765    8,204    9,490    11,738   13,300     3,006      4,533
                          -------- -------- --------  -------- -------- ---------  ---------
Income from operations..     5,334    7,862   12,435    14,113   12,858     1,908      4,789
Interest expense........     1,593    1,931    1,992     1,891    1,785       448        568
Other income (expense),
 net....................     1,137      477     (349)      121      166      (190)       (37)
                          -------- -------- --------  -------- -------- ---------  ---------
Income before income
 taxes..................     4,878    6,408   10,094    12,343   11,239     1,270      4,184
Income tax provision....     1,003    1,705    3,030     3,365    2,956       356      1,172
                          -------- -------- --------  -------- -------- ---------  ---------
Net income..............  $  3,875 $  4,703 $  7,064  $  8,978 $  8,283 $     914  $   3,012
                          ======== ======== ========  ======== ======== =========  =========
Net income per
 share(1)(2)
  Basic.................  $   0.16 $   0.18 $   0.27  $   0.33 $   0.30 $    0.03  $    0.11
                          ======== ======== ========  ======== ======== =========  =========
  Diluted...............  $   0.15 $   0.17 $   0.26  $   0.32 $   0.29 $    0.03  $    0.10
                          ======== ======== ========  ======== ======== =========  =========

                                          December 31,                       March 31,
                          --------------------------------------------- --------------------
                            1995     1996     1997      1998     1999     1999       2000
                          -------- -------- --------  -------- -------- ---------  ---------
                                         (In thousands)                     (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............  $  1,524 $  3,375 $  7,456  $  5,335 $  2,721 $   3,627  $   2,812
Customer receivables,
 net....................    19,767   23,418   23,372    25,798   32,239    24,263     36,334
Inventories.............    22,744   28,954   28,326    31,260   36,386    32,874     38,451
Other current assets....     4,868    6,782    7,850     6,713    5,794     6,921      7,153
                          -------- -------- --------  -------- -------- ---------  ---------
  Current assets........    48,903   62,529   67,004    69,106   77,140    67,685     84,750
Investments and other
 assets.................     4,557    5,191    5,830     6,451    8,461     6,881      8,785
Property, plant and
 equipment, net.........    22,327   24,045   22,994    22,696   25,738    21,941     25,549
Goodwill, net...........     8,161   11,612   10,133    12,220   10,914    11,609     10,424
                          -------- -------- --------  -------- -------- ---------  ---------
   Total assets.........  $ 83,948 $103,377 $105,961  $110,473 $122,253 $ 108,116  $ 129,508
                          ======== ======== ========  ======== ======== =========  =========
Current liabilities.....  $ 20,330 $ 20,787 $ 22,689  $ 20,608 $ 30,968 $  18,037  $  33,281
Long-term debt..........     9,899   23,464   21,027    17,536   12,715    17,250     12,511
Other liabilities.......     1,032    1,697    1,587     1,359    1,407     1,407      1,407
Stockholders' equity....    52,687   57,429   60,658    70,970   77,163    71,422     82,309
                          -------- -------- --------  -------- -------- ---------  ---------
   Total liabilities and
    equity..............  $ 83,948 $103,377 $105,961  $110,473 $122,253 $ 108,116  $ 129,508
                          ======== ======== ========  ======== ======== =========  =========

--------------------
(1) Net income per share for all periods prior to 1997 has been restated as necessary to conform with the requirements of Statement of Financial Accounting Standards No. 128, Earnings Per Share. See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.
(2) On May 31, 2000, we effected a 3-for-1 stock split of our shares of common stock. Net income per share amounts for all periods presented have been restated to reflect the stock split.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion along with our consolidated financial statements and the related notes included in this prospectus. The following discussion contains forward-looking statements that involve potential risks and uncertainties, including those discussed under "Risk Factors." Our future results could differ materially from results discussed in, or implied by, these forward-looking statements.

Overview

   Newport Corporation is a global supplier of high precision test, measurement and automation systems which enable our customers in the fiber optic components, semiconductor capital equipment, industrial metrology, aerospace and research markets to improve process efficiencies, yields, time to market and increase functional capacity. Our products enhance the productivity and capabilities of automated assembly and test and measurement functions in high precision manufacturing and engineering applications. We also provide sophisticated equipment to commercial, academic and governmental research institutions worldwide.

   In October 1998, we acquired Environmental Optical Sensors, Inc., a provider of high precision assembly and test equipment for the fiber optic communications market. In October 1999, we acquired the west coast commercial optics operation of Corning OCA Corporation, a subsidiary of Corning Incorporated, which manufactures specialized precision optical products and systems. We renamed the company Newport Precision Optics Corporation after the acquisition was completed. These acquisitions were accounted for using the purchase method. This discussion includes the effect of our acquisition of Environmental Optical Sensors, Inc. for 1999 and 1998, and the effect of our acquisition of Newport Precision Optics Corporation for 1999.

   In June 2000, we executed a letter of intent to acquire International Metrology Systems, Ltd., a United Kingdom-based supplier of coordinate measurement systems and advanced metrology solutions. Consummation of the acquisition is subject to negotiation and execution of definitive agreements and to customary conditions, including receipt of all required regulatory approvals. We anticipate that we will complete this acquisition in the third quarter of 2000 and will account for the transaction as a purchase.

   We record sales upon customer acceptance after all significant obligations have been met, collectability is probable and title has passed to our customer. Our customers have 30 days from the original invoice date (60 days for international customers) to return a catalog product purchase to us for exchange or credit. The catalog product must be returned in its original condition and meet certain other criteria. Product returns of catalog items have historically been immaterial. Custom configured and other products as defined in our Customer Satisfaction and Product Guarantee Policy cannot be returned. Unless otherwise stated in our product literature, we provide a one-year warranty from the original invoice date on all product material and workmanship. We either repair or replace defective products meeting certain criteria, at our option.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial reports requiring that all derivative instruments be recorded as assets or liabilities, measured at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, and therefore we will adopt the new requirements effective with the filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. We do not anticipate that the adoption of SFAS No. 133 will have a significant impact on our results of operations, financial position or cash flow.

Results of Operations

                                                               Period-to-Period Increase
                             Percentage of Net Sales                  (Decrease)
                         -----------------------------------  ----------------------------
                                              Three Months                    Three Months
                            Year Ended            Ended        Year Ended        Ended
                           December 31,         March 31,     December 31,     March 31,
                         -------------------  --------------  --------------  ------------
                         1997   1998   1999    1999    2000    1998    1999       2000
                         -----  -----  -----  ------  ------  ------  ------  ------------
Net Sales............... 100.0% 100.0% 100.0%  100.0%  100.0%    1.3%    5.6%     54.9%
Cost of Sales...........  56.4   56.2   56.5    56.5    56.2     0.9     6.2      53.9
                         -----  -----  -----  ------  ------  ------  ------     -----
  Gross Profit..........  43.6   43.8   43.5    43.5    43.8     1.9     4.9      56.1
Selling, general and
 administrative ........  27.0   24.6   25.1    26.8    23.4    (7.8)    7.8      35.2
Research and
 development............   7.2    8.7    9.4    10.2     9.9    23.7    13.3      50.8
                         -----  -----  -----  ------  ------  ------  ------     -----
  Income from
   operations...........   9.4   10.5    9.1     6.5    10.5    13.5    (8.9)    151.0
Interest expense........   1.5    1.4    1.3     1.5     1.2     5.1     5.6      26.8
Other income (expense),
 net....................  (0.3)   0.1    0.1    (0.7)   (0.1)  134.7    37.2     (80.5)
                         -----  -----  -----  ------  ------  ------  ------     -----
  Income before income
   taxes................   7.6    9.2    7.9     4.3     9.2    22.3    (8.9)    229.4
Income tax provision....   2.3    2.5    2.1     1.2     2.6    11.1   (12.2)    229.2
                         -----  -----  -----  ------  ------  ------  ------     -----
  Net income............   5.3%   6.7%   5.8%    3.1%    6.6%   27.1%  (7.7)%    229.5%
                         =====  =====  =====  ======  ======  ======  ======     =====


Three Months Ended March 31, 2000 and 1999

 Net Sales

   Net sales for the three-month period ended March 31, 2000 were $45.6 million compared with $29.4 million for the three-month period ended March 31, 1999, an increase of $16.2 million, or 54.9%. The increase in sales was due primarily to increases in the fiber optic communications, semiconductor equipment, aerospace and research and general metrology markets, offset partially by a decrease in sales to the computer peripherals market.

   First quarter 2000 sales to the fiber optic communications market were $16.7 million, an increase of $11.2 million, or 201.3%, compared with the prior year quarter. Sales to the industrial metrology markets, comprised of the semiconductor equipment, computer peripherals and general metrology markets, in the first quarter of 2000 were $18.5 million, an increase of $4.2 million, or 29.4%, compared with 1999's first quarter. Sales to the aerospace and research market were $10.4 million in the quarter ended March 31, 2000, an increase of $0.8 million, or 8.3%, compared with the prior year quarter.

   Domestic sales totaled $31.6 million for the three-month period ended March 31, 2000, compared with $17.9 million for the corresponding period in 1999. This increase of $13.7 million, or 76.7%, was due primarily to sales increases in the fiber optic communications, semiconductor, aerospace and research, and general metrology markets of $9.1 million, or 319.7%; $3.0 million, or 182.6%; $1.6 million, or 33.0%; and $0.9 million, or 15.4%, respectively, offset partially by a decrease of $0.9 million, or 32.5%, in sales to the computer peripherals market.

   International sales totaled $14.0 million for the three-month period ended March 31, 2000, compared with $11.5 million for the corresponding prior year period, an increase of $2.5 million, or 21.1%. The increase was due primarily to an increase of $2.1 million, or 76.8%, in sales to international fiber optic communications customers, an increase of $0.4 million, or 61.9%, in international sales to the semiconductor market and an increase in sales of metrology products to international life and health science OEM customers of $0.7 million, or 21.5%, offset in part by a decline in sales to international aerospace and research customers of $0.8 million, or 16.2%. European and Canadian sales in the first quarter of 2000 increased $1.9 million, or 30.0%, and $0.5 million, or 36.1%, respectively, over the prior year quarter, while first quarter 2000 Pacific Rim sales were comparable in both periods. The increase in European sales was reduced by $0.8 million because of a negative foreign exchange rate impact due to the strength of the U.S. dollar versus the euro in the current year period.

 Gross Margin

   Gross margin was 43.8% and 43.5% for the three-month periods ending March 31, 2000 and March 31, 1999, respectively. Our gross margin remained essentially unchanged for each of the periods. A shift in our sales mix towards our photonics product lines, which generally have higher margins, was offset primarily by higher growth rates in sales to OEM customers, which generally have lower margins. We anticipate that these offsetting trends are likely to continue in future periods.

 Selling, General and Administrative (SG&A) Expenses

   SG&A expenses totaled $10.7 million and $7.9 million for the three-month periods ending March 31, 2000 and March 31, 1999, respectively, representing 23.4% and 26.8% of net sales in the respective periods. Our SG&A expenses in the first quarter of 2000 increased $2.8 million, or 35.4%, versus the prior year quarter, due in part to higher expenses for compensation and incentive plans that are tied to sales and profit performance, higher personnel costs and expenses related to trade show activity and the inclusion of expenses for Newport Precision Optics Corporation for which there were no comparable expenses in 1999's first quarter.

 Research and Development (R&D) Expenses

   R&D expenses totaled $4.5 million and $3.0 million for the three-month periods ending March 31, 2000 and March 31, 1999, respectively, representing 9.9% and 10.2% of net sales in the respective periods. Our R&D expenses in the first quarter of 2000 increased $1.5 million, or 50.8%, compared with the prior year quarter. The increase was attributable primarily to increased personnel costs related to the development of a number of new products and product enhancements including extending the range of our automated packaging and test equipment product lines for the fiber optic communications market, technology enhancements to the LaserWeld and AutoAlign packaging workstation, development of laser diode burn-in and characterization systems and new products and software for our Video Metrology Division. We are committed to continued product development and expect that R&D expenditures will increase in absolute dollars in future periods.

 Interest Expense

   Our interest expense totaled $0.6 million and $0.4 million for the three-month periods ending March 31, 2000 and March 31, 1999, respectively. The increase was due primarily to utilization of our line of credit in the current year quarter that did not occur in the prior year quarter.

 Income Taxes

   The effective tax rate in each of the quarters ended March 31, 2000 and March 31, 1999 was 28.0%.

Years Ended December 31, 1999, 1998 and 1997

 Net Sales

   For 1999, 1998 and 1997, our net sales totaled $141.9 million, $134.4 million and $132.6 million, respectively. Net sales for 1999 increased $7.5 million, or 5.6%, compared with 1998, due primarily to sales increases in the fiber optic communications and semiconductor markets, offset partially by decreases in sales to the computer peripherals and aerospace and research markets. Net sales for 1998 increased $1.8 million, or 1.3%, compared with 1997, due primarily to sales increases in the fiber optic communications and research markets, offset in part by declines in sales to the semiconductor and computer peripherals markets.

   Our sales to the fiber optic communications market segment in 1999 were $34.3 million, an increase of $13.3 million, or 63.0%, compared with 1998. Our sales to the industrial metrology market in 1999 were $67.4 million, an increase of $1.1 million, or 1.8%, compared with the prior year. Our 1999 sales to the aerospace and research market were $40.2 million, a decrease of $6.9 million, or 14.6%, compared with 1998.

In 1998, our sales to the fiber optic communications market were $21.0 million, an increase of $7.2 million, or 52.3%, over 1997. Our 1998 sales to the industrial metrology market segment were $66.3 million, a decrease of $5.8 million, or 8.2%, versus 1997. Our 1998 sales to the aerospace and research market were $47.1 million, an increase of $0.4 million, or 1.0%, over 1997.

   For 1999, 1998 and 1997, domestic sales were $90.2 million, $87.6 million and $85.7 million, respectively. Domestic sales in 1999 increased $2.6 million, or 3.0%, versus 1998, due primarily to increases in sales to the fiber optic communications and semiconductor markets of $10.5 million, or 89.6%, and $1.5 million, or 16.4%, respectively, offset partially by a decrease of $4.6 million, or 35.6%, in sales to the computer peripherals market and a decrease of $4.5 million, or 16.4%, in sales to the aerospace and research market. Domestic sales in 1998 increased $1.9 million, or 2.1%, compared with 1997, due principally to sales increases of $5.4 million, or 86.0%, and $2.1 million, or 8.4%, to the fiber optic communications and aerospace and research markets, respectively, offset partially by sales declines in the semiconductor and computer peripherals markets of $3.6 million, or 27.8%, and $2.1 million, or 13.9%, respectively. The domestic semiconductor and computer peripherals markets were negatively impacted by the economic situation in Asia and overcapacity throughout much of 1998, both of which resulted in lower demand for the capital equipment we supply to these markets.

   International sales totaled $51.7 million, $46.8 million and $46.9 million for 1999, 1998 and 1997, respectively. For 1999, international sales increased $4.9 million, or 10.7%, versus 1998. International sales in 1999 included net sales of $2.5 million representing one extra month of sales from our European operations due to a reporting change in the second quarter of 1999 that eliminated a one-month lag in the reporting of European results. Without such change, 1999 international sales would have been $49.2 million. The increase in international sales in 1999 compared with 1998 was due primarily to an increase of $2.8 million, or 29.9%, in sales to international fiber optic communications customers, an increase of $4.3 million, or 31.9%, in sales of metrology products to international life and health science OEM customers, and an increase in international sales to the semiconductor market of $0.3 million, or 12.2%, offset in part by a decline in sales to international aerospace and research customers of $2.4 million, or 12.1%. Geographically, European, Canadian and Pacific Rim sales in 1999 increased $2.2 million, or 7.1%, $2.5 million, or 65.3%, and $1.5 million, or 16.2%, respectively, over 1998, while sales to Latin American customers decreased $1.2 million, or 53.1%. International sales in 1998 decreased $0.1 million versus 1997. Sales in 1998 to European markets, reflecting our efforts to expand commercial market penetration, grew $2.7 million, or 10%, over 1997, with sales in France, Germany, the Netherlands, the United Kingdom and Switzerland accounting for most of the increase. Negative foreign exchange rate effects on European sales in 1998 totaled $0.7 million. Sales to Asian markets in 1998 declined $5.5 million, or 37%, compared with 1997, with Hong Kong, Korea, Taiwan and the ASEAN countries accounting for most of the decrease and sales into Japan increasing $0.7 million. Sales into Canada and Latin America grew $2.7 million, or 82%, over 1997. Canada and Latin America sales were also negatively impacted by a foreign exchange rate effect, which totaled $0.2 million.

 Gross Margin

   Gross margin was 43.5%, 43.8% and 43.6% for 1999, 1998 and 1997, respectively, and remained essentially unchanged for all three years. A mix shift in sales towards our photonics product lines, which generally have higher margins, have been offset primarily by higher growth rates in sales to OEM customers, which generally have lower margins, and lower sales and marketing expenses.

 Selling, General and Administrative Expenses

   SG&A expenses totaled $35.6 million, $33.0 million and $35.8 million for 1999, 1998 and 1997, respectively, representing 25.1%, 24.6% and 27.0% of net sales in the respective years. Our SG&A expenses in 1999 increased
$2.6 million, or 7.8%, versus 1998, due in part to the inclusion of an additional month of expenses from the change in European reporting, which added $0.9 million of expenses in 1999, and to the inclusion of Environmental Optical Sensors, Inc. for a full year in 1999 and the acquisition of Newport Precision Optics Corporation, which collectively added $0.6 million of expenses in 1999 for which there were no comparable expenses in 1998. Finally, higher international trade show activity and increased sales commissions also contributed to the increase in expenses versus 1998. SG&A expenses in 1998 decreased by $2.8 million, or 7.8% versus 1997, due primarily to decreased costs for incentive compensation programs, lower advertising expenses, reduced sales and marketing expenses in Europe that resulted from changes made in 1997 to the European sales organization and to a favorable exchange rate effect in Europe of $0.3 million.

 Research and Development Expenses

   R&D expenses totaled $13.3 million, $11.7 million and $9.5 million for 1999, 1998 and 1997, respectively. R&D expenses represented 9.4%, 8.7% and 7.2% of net sales in 1999, 1998 and 1997, respectively. Our R&D expenses in 1999 increased $1.6 million, or 13.3%, and our R&D expenses in 1998 increased $2.2 million, or 23.7%, compared with 1997. The increases in both years were attributable primarily to increased personnel costs related to the development of a number of new products and product enhancements including extending the range of our automated packaging and test equipment product lines for the fiber optic communications market, technology enhancements to the LaserWeld and AutoAlign packaging workstation, development of laser diode burn-in and characterization systems and new products and software for our Video Metrology Division.

 Interest Expense

   Our interest expense totaled $1.8 million, $1.9 million and $2.0 million for 1999, 1998 and 1997, respectively.

 Income Taxes

   The effective tax rates for 1999, 1998 and 1997 were 26.3%, 27.3% and 30.0%, respectively. The decrease in the effective tax rate for 1999 compared with 1998 and 1998 compared with 1997 was primarily the result of improved profitability at our European operations resulting in the increased utilization of foreign tax loss carryforwards.

Quarterly Results

   The following table presents our operating results for each of the nine quarters in the period ending March 31, 2000, as well as the percentage of our total revenues represented by each item. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and related notes. We have experienced, and expect to continue to experience, fluctuations in operating results from quarter to quarter. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

                                                            Quarter Ended
                         -----------------------------------------------------------------------------------------
                         March 31, June 30,  Sep. 30,  Dec. 31,  March 31, June 30,  Sep. 30,  Dec. 31,  March 31,
                           1998      1998      1998      1998      1999      1999      1999      1999      2000
                         --------- --------  --------  --------  --------- --------  --------  --------  ---------
                                                           (In thousands)
Statement of Operations
 Data:
Net sales...............  $33,663  $33,833   $33,456   $33,407    $29,448  $35,576   $35,427   $41,494    $45,612
Cost of sales...........   19,183   18,670    18,939    18,699     16,639   19,716    19,939    23,900     25,603
                          -------  -------   -------   -------    -------  -------   -------   -------    -------
 Gross profit...........   14,480   15,163    14,517    14,708     12,809   15,860    15,488    17,594     20,009
Selling, general and
 administrative.........    8,312    8,419     7,931     8,355      7,895    9,390     8,673     9,635     10,687
Research and
 development............    2,772    3,180     3,061     2,725      3,006    3,220     3,440     3,634      4,533
                          -------  -------   -------   -------    -------  -------   -------   -------    -------
 Income from
  operations............    3,396    3,564     3,525     3,628      1,908    3,250     3,375     4,325      4,789
Interest expense........      508      485       446       452        448      457       466       414        568
Other income (expense),
 net....................       63      139        46      (127)      (190)      60       330       (34)       (37)
                          -------  -------   -------   -------    -------  -------   -------   -------    -------
 Income before income
  taxes.................    2,951    3,218     3,125     3,049      1,270    2,853     3,239     3,877      4,184
Income tax provision....      945    1,029       907       484        356      798       907       895      1,172
                          -------  -------   -------   -------    -------  -------   -------   -------    -------
 Net income.............  $ 2,006  $ 2,189   $ 2,218   $ 2,565    $   914  $ 2,055   $ 2,332   $ 2,982    $ 3,012
                          =======  =======   =======   =======    =======  =======   =======   =======    =======

As a Percent of Net
 Sales:
Net sales...............    100.0%   100.0%    100.0%    100.0%     100.0%   100.0%    100.0%    100.0%     100.0%
Cost of sales...........     57.0     55.2      56.6      56.0       56.5     55.4      56.3      57.6       56.1
                          -------  -------   -------   -------    -------  -------   -------   -------    -------
 Gross profit...........     43.0     44.8      43.4      44.0       43.5     44.6      43.7      42.4       43.9
Selling, general and
 administrative.........     24.7     24.9      23.7      25.0       26.8     26.4      24.5      23.2       23.4
Research and
 development............      8.2      9.4       9.2       8.2       10.2      9.1       9.7       8.8        9.9
                          -------  -------   -------   -------    -------  -------   -------   -------    -------
 Income from
  operations............     10.1     10.5      10.5      10.8        6.5      9.1       9.5      10.4       10.5
Interest expense........      1.5      1.4       1.3       1.4        1.5      1.3       1.3       1.0        1.2
Other income (expense),
 net....................      0.2      0.4       0.1      (0.4)      (0.7)     0.2       0.9      (0.1)      (0.1)
                          -------  -------   -------   -------    -------  -------   -------   -------    -------
 Income before income
  taxes.................      8.8      9.5       9.3       9.0        4.3      8.0       9.1       9.3        9.2
Income tax provision....      2.8      3.0       2.7       1.4        1.2      2.2       2.5       2.2        2.6
                          -------  -------   -------   -------    -------  -------   -------   -------    -------
 Net income.............      6.0%     6.5%      6.6%      7.6%       3.1%     5.8%      6.6%      7.1%       6.6%
                          =======  =======   =======   =======    =======  =======   =======   =======    =======

Liquidity and Capital Resources

   Net cash used in our operating activities of $2.5 million for the three-month period ended March 31, 2000 was primarily attributable to changes in our operating assets and liabilities, offset in part by our operating income plus non-cash items, principally depreciation and amortization. Our customer receivables increased by $4.1 million, or 12.7%, from the fourth quarter of 1999, which was proportionate with the increase in sales over the same period. Our inventories increased 5.7% in the first quarter of 2000 compared with the fourth quarter of 1999 due primarily to production planning associated with our goal of maintaining competitive manufacturing lead times. Our accounts payable increased $2.6 million, or 38.1%, in 2000's first quarter compared with the fourth quarter of 1999.

   Net cash provided by our operating activities in 1999 of $3.7 million was primarily attributable to our operating income plus non-cash items, principally depreciation and amortization, offset in part by changes in operating assets and liabilities. Our customer receivables increased by $6.4 million, or 25.0%, in 1999, while our sales grew by 5.6% during the same period. Substantially all of this sales growth occurred in the fourth quarter of 1999, thus resulting in a disproportionate increase in customer receivables relative to sales. Our inventories increased 16.4% in 1999 over 1998 levels, due primarily to production planning associated with our goal of maintaining competitive manufacturing lead times, maintaining higher levels of certain inventory items in conjunction with our Year 2000 preparation, and to the inclusion of inventory from Newport Precision Optics Corporation in 1999 for which there was no comparable inventory in 1998. We believe that we must maintain certain levels of inventory in order to ensure that the lead times to our customers remain competitive. Our accounts payable increased $0.6 million, or 10.3%, in 1999 compared with 1998, primarily as a result of higher inventory levels.

   Net cash used in investing activities of $2.0 million for the three-month period ended March 31, 2000, was principally attributable to our purchases of property, plant and equipment ($1.6 million) and the capitalization of software development costs ($0.3 million).

   Net cash used in investing activities in 1999 of $13.4 million was principally attributable to our purchases of property, plant and equipment ($4.8 million), costs associated with our acquisitions of businesses
($6.6 million), payments for an equity investment ($1.1 million) and capitalization of software development costs ($2.3 million), partially offset by the net proceeds on the sale of an equity investment and other property ($1.3 million).

   Net cash provided by financing activities of $4.6 million for the three-month period ended March 31, 2000, was principally attributable to an increase in the utilization of our line of credit and the issuance of common stock in connection with stock option and purchase plans. This increase was offset in part by a decrease in long-term borrowings and the payment of cash dividends.

   Net cash provided by financing activities in 1999 of $6.9 million was principally attributable to an increase in the utilization of our line of credit and the issuance of common stock in connection with stock option and purchase plans. This increase was offset in part by a decrease in long-term borrowings and the repurchase of stock under our share repurchase program. During 1999, we repurchased 333,000 shares under our share repurchase program for an aggregate purchase price of $1.6 million. We do not currently anticipate repurchasing additional shares under this share repurchase program in the foreseeable future.

   At March 31, 2000, we had in place a $15.0 million unsecured line of credit expiring October 29, 2002 and a $10.0 million unsecured line of credit expiring October 27, 2000. In May 2000, we amended these lines of credit to increase the credit limits to $20 million and $20 million, respectively, and to extend the expiration dates to May 31, 2003 and May 31, 2001, respectively. Both lines bear interest at either the prevailing prime rate, or the prevailing London Interbank Offered Rate plus 1.0%, at our option, plus an unused line fee of 0.2% per year. At March 31, 2000, there was $12.0 million outstanding under the $15.0 million line of credit, with $12.4 million available under the combined lines, after considering outstanding letters of credit.

   We believe our current capital resources together with the estimated net proceeds from this offering are adequate to fund operations for at least the next 12 months. Except as discussed in "--Overview" above, we have no present agreements or commitments with respect to any acquisitions of other businesses, products, product rights or technologies. However, we continue to evaluate acquisitions of products, technologies or companies that complement our business and may make acquisitions in the future which could require us to use cash. Accordingly, we cannot assure you that we will not need to obtain additional sources of capital to finance any acquisitions that we may make.

European Economic and Monetary Union (EMU) New European Currency

   On January 1, 1999, member countries of the European Economic and Monetary Union established fixed conversion rates between their existing national currencies and one common currency--the euro. The euro trades on currency exchanges and, during a three-year dual-currency transition period, either the euro or the national currencies may be used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be issued, and the national currencies will be withdrawn from circulation. Our operating subsidiaries affected by the euro conversion have implemented, and are implementing, plans to address the systems and business issues raised by the euro currency conversion. These issues include, among others, (1) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions; and (2) the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis, particularly once the euro currency is issued in 2002. While we anticipate that the euro conversion will not have a material adverse impact on our financial condition or results of operations, there can be no assurance that our key vendors, customers and distributors will not be affected by such euro currency issues, which could have an adverse effect on our business, operating results and financial condition. Further, there can be no assurance that the currency market volatility will not increase, which could have an adverse effect on our euro exposures.

Quantitative and Qualitative Disclosures About Market Risk

   The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed is foreign exchange rates which may generate translation and transaction gains and losses and interest rate risk.

 Foreign Currency Risk

   Operating in international markets sometimes involves exposure to volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors.

   International operations constituted approximately 7% of our 1999 consolidated operating profit. As currency exchange rates change, translation of the income statements of international operations into U.S. dollars affects year-over-year comparability of operating results. We do not generally hedge translation risks because cash flows from international operations are generally reinvested locally. We do not enter into hedging transactions to minimize volatility of reported earnings because we do not believe it is justified by the exposure or the cost.

   Changes in currency exchange rates that would have the largest impact on translating future international operating profit include the euro, British pound, Canadian dollar and Swiss franc. We estimate that a 10% change in foreign exchange rates would not have a material impact on our reported operating profit. We believe that this quantitative measure has inherent limitations because, as discussed in the first paragraph of this section, it does not take into account any governmental actions or changes in either customer purchasing patterns or financing and operating strategies.

   Transaction gains and losses arise from monetary assets and liabilities denominated in currencies other than a subsidiary's functional currency. Net foreign exchange gains and losses were not material to our earnings for the last three years. The impact of unrealized foreign exchange translation gains and losses is disclosed in the Consolidated Statement of Comprehensive Income in the Consolidated Financial Statements included in this prospectus.

 Interest Rate Risk

   Our exposure to interest rate risk is limited to our unsecured lines of credit which bear interest at either the prevailing prime rate, or the prevailing London Interbank Offered Rate plus 1.0%, at our option. Our long term debt instruments carry fixed interest rates. We estimate that a 10% change in interest rates would not have a material impact on our reported operating profit.

   The sensitivity analyses presented in the interest rate and foreign exchange discussions above disregard the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category and vice versa.

                                    BUSINESS

   Newport Corporation is a global supplier of high-precision test, measurement and automation systems and subsystems. Our products enable manufacturers of fiber optic components, semiconductor capital equipment, industrial metrology, aerospace and other high-precision products to automate their manufacturing processes, enhance product performance, and improve manufacturing efficiencies and yields. Manufacturers of high-precision products increasingly require third party expertise to develop, engineer and build automated systems and subsystems to produce, assemble and test their products to address changing product specifications and competitive pressures. Our products enhance the productivity and capabilities of assembly, test and measurement functions by leveraging our expertise in high precision automated positioning, vibration isolation technology and high resolution non-contact visual measurement and inspection. By combining our proven technology with advanced software, imaging technology and our in-depth industry and process expertise, we are able to offer comprehensive, integrated solutions to manufacturers of fiber optic components. In the semiconductor capital equipment market we supply high-performance value-added subsystems that enhance the performance of our customers' products. We also provide sophisticated high-precision equipment to commercial, academic and governmental research institutions worldwide that engage in advanced research and development activities.

Industry Background

Drivers of Technological Innovation

   Growth in the use of the Internet and the proliferation of high bandwidth communication services has resulted in a worldwide expansion of the telecommunications and data communications infrastructure. This build-out has supported rapid growth in several segments of the technology industry, particularly the fiber optic and semiconductor markets. According to RHK, Inc., a market research and consulting firm, industry demand for fiber optic components will exceed $23 billion in the year 2003, up from $6.7 billion in 1999, a compound annual growth rate of approximately 36%. Similarly, Dataquest estimates that, despite year to year fluctuations, worldwide semiconductor sales will increase from approximately $169 billion in 1999 to approximately $320 billion in 2004, a compound annual growth rate of approximately 13.6%. In response to this increased demand, there has been significant growth in the number of companies engaged in the design and manufacture of highly complex products for these markets. In turn, this increased demand for fiber optic components and semiconductors has created a growing need for the systems and subsystems used to manufacture, assemble and test these products.

Challenges of High Precision Manufacturing

   Growth in the fiber optic and semiconductor markets, as well as in other markets, is creating pressure on component suppliers to rapidly introduce new products and technologies that keep pace with both demand and technological innovation. However, new technologies increasingly rely upon designs that require more exacting tolerances, greater product complexity and numerous highly precise, repetitive manufacturing steps. For example, to manufacture components for the optical networking equipment market, optical fibers must be aligned within extremely narrow tolerances to allow laser light pulses to be transmitted efficiently and accurately. To transmit laser light pulses efficiently, optical fibers, whose dimensions are roughly the size of a human hair, must be aligned precisely in front of the laser light source to within a tolerance of approximately one hundred nanometers (four millionths of an inch). Similarly, to increase the power and capabilities of a semiconductor while decreasing the chip's size, semiconductor designers are implementing new design and manufacturing techniques that reduce the size of a feature on a chip from
0.5 micron to as small as 0.13 micron.

Need for Automation

   In addition to the technical challenges of high precision manufacturing, suppliers of fiber optic components and semiconductors must address a number of additional challenges in order to scale their manufacturing capabilities to meet growing market demand. For example, when manufacturing processes were less complicated, product tolerances were less stringent and manufacturing volume requirements were lower, many manufacturers of optical components could rely on labor-intensive manual processes to assemble, test and package devices. However, manual processes are increasingly becoming inadequate to meet market demand for higher unit volumes of these high-precision products delivered at lower costs.

   The semiconductor industry is continually implementing advanced automation and process technologies to improve efficiencies. However, rapid technological innovation presents ongoing challenges such as the transition to larger wafer sizes and increasingly complex circuit designs. To remain competitive, manufacturers must implement technological advancements while improving yields, lowering costs, and shortening time to market. Accordingly, manufacturers of semiconductor capital equipment for chip manufacturers are increasingly turning to third party suppliers to provide value-added subsystems for their products that provide increased capabilities to their fabrication and test systems. Third party suppliers address such challenges as vibration reduction and high resolution wafer positioning, all of which are instrumental in achieving these goals.

Growing Importance of Third Party Process Expertise

   Companies have traditionally attempted to address technological and production-related challenges by implementing internally designed manufacturing systems. As demand for their products has grown and as products have become more complex and short-lived, it is becoming increasingly impractical for established manufacturers to remain vertically integrated, applying resources toward both product development and manufacturing process engineering. The expense, time and effort needed to undertake manufacturing process development in parallel with product development are forcing many manufacturers of advanced high-precision components and subassemblies to seek ways to rapidly scale their operations while allowing them to remain focused on their core competency-- product innovation. In addition, many optical component start-ups lack the manufacturing expertise and resources required to develop automated assembly and test systems and thus require experienced third party assistance to commercialize their products and technologies.

   Both established and emerging manufacturers of high-precision products increasingly require the expertise of third parties to design, develop, engineer and build high precision test, measurement and automation systems and subsystems. To design automated systems that are capable of producing commercial volumes of products that meet the precise tolerances required, third party systems and subsystems manufacturers must have significant expertise and product portfolios in a broad range of technologies, including high-precision motion control, vibration isolation and non-contact measurement and inspection.

   Historically, third party providers have typically possessed expertise in only a few of these categories and have been unable to deliver integrated solutions. As a result, vertically integrated product manufacturers have been forced to act as system integrators, choosing and integrating components from numerous suppliers to construct their manufacturing systems. As product complexity increases, and time to market pressures become more acute, manufacturers increasingly require third party suppliers who are capable of combining advanced technology with process expertise to produce flexible, integrated systems and subsystems.

Our Solution

   We deliver a broad range of value-added systems and subsystems that enable manufacturers of high-precision products to increase productivity, shorten time to market, lower costs and improve product quality. Our products address the exacting requirements of manufacturers in the fiber optic component, semiconductor, computer peripheral and other industries that incorporate advanced technologies and manufacturing processes. We collaborate with our customers to assist them in designing efficient manufacturing processes which we incorporate into flexible, automated systems that leverage our extensive product portfolio and process expertise in the following areas:

  . High-precision micro positioning systems and subsystems that enable the alignment and manipulation of components with sub-micron level precision;

  . High resolution, non-contact visual measurement and inspection of devices to ensure conformity with product specifications;

  . Advanced vibration isolation systems that minimize the impact of errors induced by external forces;

  . Process control software that facilitates automation of complex, high-precision manufacturing and test procedures within manufacturing cycles;

  . Software that enables the collection, storage and management of component-specific assembly and test data to provide records required to meet industry-specific certification standards such as Telcordia/Bellcore and NEBS; and

  . Systems and process level expertise to assist customers in designing efficient, flexible manufacturing systems.

   We believe that our extensive process expertise and our large product portfolio differentiate us from other vendors that possess more limited capabilities. In addition, our involvement with advanced research and product development organizations provides us with an understanding of next generation technologies, which we incorporate into future products and services.

Our Strategy

   Our goal is to become the leading provider of high-precision integrated systems and subsystems to enhance the productivity of test, measurement and assembly functions in commercial applications. Key elements of our strategy to achieve this goal include:

    Pursue High Growth Market Opportunities. We will continue to apply our diverse process expertise and product portfolio to create solutions for strategic, high-growth markets where companies must manufacture commercial volumes of complex products within extremely narrow tolerances at competitive costs. In particular, we will aggressively pursue the fiber optic market by extending our ability to provide manufacturing and test solutions capable of automating the entire component assembly and test process.

    Expand Our Process Expertise. We will leverage our close collaboration with our customers to expand our understanding of complex industries, such as fiber optics and semiconductors and to improve our ability to deliver solutions that enable the automation of high-volume manufacturing. We also intend to seek applications for our process expertise in other high growth markets, such as biotechnology, where there is a need for the automation of high-precision processes.

    Leverage Technology Base to Enhance Products and Develop New Applications. We believe that our expertise in a broad range of technologies, such as motion control, vibration isolation, high-precision positioning, non-contact metrology and optics, provides us with a platform from which we can rapidly develop or enhance our integrated solutions to address new markets and applications. We plan to apply this expertise to develop new products and enhance our existing products.

    Promote Outsourcing of Process Development. By working closely with our customers from the initial stages of product development, we are able to design and build integrated manufacturing and test solutions to meet their specific requirements. In so doing, we enable our customers to focus their resources on product development. By helping our customers achieve higher manufacturing quality and yields, we intend to position ourselves as an integral part of their manufacturing processes.

    Capitalize on Presence in Research Market. Our over 30 years of experience in providing high-precision products and systems to research markets enables us to become involved in the development of a wide array of new technologies. We will continue to leverage this involvement into our future commercial products and systems to increase the value of our products to customers and improve our competitive advantages.

    Pursue Acquisitions. In addition to our internal research and development efforts, we continually evaluate acquisitions of companies that could extend our product offerings, our technology base or our industry and process knowledge. Since 1995, we have made five acquisitions and have announced our intent to make a sixth acquisition. These acquisitions extend our capabilities in fiber optic device testing, video metrology, precision motion and precision optics. We intend to pursue additional acquisitions in the future.

Products and Services

   We develop and sell a broad range of components, instruments, subsystems and systems to markets where high-precision manufacturing, test and assembly is critical. Our products are used in mission-critical applications in industries including fiber optic device manufacturing, semiconductor and computer peripheral manufacturing and life and health sciences. We develop, manufacture and market our products within three distinct business units, organized around customer and manufacturing requirements. This structure enables us to quickly incorporate customer feedback into new products and to respond rapidly to changing market requirements.

Fiber Optics and Photonics

   Our fiber optics and photonics division offers a broad line of automated manufacturing systems. These products address a wide spectrum of applications in the fiber optic component manufacturing process, from pre-test to assembly and packaging to final device testing and burn-in. Our integrated systems enable component manufacturers to significantly increase the productivity and capacity of their manufacturing operations. In addition, we provide our customers with value-added product and process engineering services, and offer outsourced device manufacturing and packaging services.

  Pre-Test

   Our pre-test products automate the verification of devices used in fiber optic components, such as laser diodes, to ensure their integrity prior to the start of the assembly process. We offer a range of products that increase the efficiency of the pre-test process, including:

------------------------------------------------------------------------------
                      Product                              Application
  Broad Area Test Stations                         Automated testing and
                                                    validation of devices on
                                                    semiconductor wafers
------------------------------------------------------------------------------
  AutoBar Test and Characterization System         Automated test and
                                                    characterization of
                                                    unmounted laser diode
                                                    chips, laser bars, chip on
                                                    carrier (COC) and other
                                                    devices
------------------------------------------------------------------------------
  AutoAlign(TM) Characterization Workstations      Automated alignment, test
                                                    and characterization of
                                                    laser diodes and planar
                                                    waveguides
------------------------------------------------------------------------------
  Chameleon Nano Vision Micromeasurement System    Non-contact dimensional and
                                                    defect analysis of V-
                                                    grooves, fibers and fiber
                                                    arrays, MEMS devices,
                                                    laser diodes and
                                                    waveguides
------------------------------------------------------------------------------

  Assembly and Packaging

   The assembly and packaging of fiber optic devices requires a high degree of precision. Manufacturers have traditionally used manual assembly techniques for fiber optic components, which are costly, result in low production yields and produce inconsistent quality. We offer a line of integrated assembly and packaging systems which automate these processes and help reduce manufacturing times, increase yields and enhance quality. Our assembly and packaging products include:

------------------------------------------------------------------------------
                    Product                              Application
------------------------------------------------------------------------------
  AutoAlign Assembly Workstations             Automated assembly of
                                               waveguides, laser diodes, MEMS
                                               devices and fiber arrays using
                                               soldering and adhesive
                                               techniques
------------------------------------------------------------------------------
  LaserWeld Automated Packaging Workstations  High-precision automated assembly of optoelectronic
                                               components using laser welding
                                               processes
------------------------------------------------------------------------------
  ULTRAlign Optical Component Positioning     Positioning systems for manual
   System                                      alignment of optical fibers and
                                               devices
------------------------------------------------------------------------------
  ORION Semi-automated Fiber Alignment System High-precision fiber-to-fiber and fiber-to-device alignment
                                               systems for low-volume
                                               applications
------------------------------------------------------------------------------

  Final Device Testing and Burn-In

   Fiber optic devices must meet rigorous reliability and performance specifications, including a requirement for 20 to 30 year life cycles and the ability to perform in harsh weather conditions or even under water. These performance standards require manufacturers to perform extensive testing of the completed devices. We offer standardized systems which automate the burn-in and test process, including:

------------------------------------------------------------------------------
                    Product                             Application
------------------------------------------------------------------------------
  Butterfly Module Test Station               High-precision characterization
                                               of performance data of
                                               butterfly modules during the
                                               manufacturing process and
                                               final Quality Assurance checks
-----------------------------------------------------------------------------
  Chip-on-Carrier and Coaxial Burn-in and     High volume precision burn-in
   Test Systems                                and testing of COC and coaxial
                                               devices
-----------------------------------------------------------------------------
  Butterfly Module Burn-in and Testing Racks  High volume precision control and monitoring of long-term
                                               burn-in and life testing of
                                               butterfly modules
-----------------------------------------------------------------------------
  Module 8800 Photonics Test System           Modular instrumentation
                                               platforms for testing and
                                               qualification of optical
                                               fibers and passive fiber optic
                                               components
------------------------------------------------------------------------------

  Instruments

   We offer several lines of instrumentation that are integral or complementary to the development of fiber optic components, including:

-----------------------------------------------------------------------------
                    Product                             Application
-----------------------------------------------------------------------------
  Power Meters                                Measure optical power for free
                                               space and fiber directed laser
                                               light
-----------------------------------------------------------------------------
  Laser Diode Instruments                     Temperature and current
                                               controllers for maintaining
                                               stability of laser diodes
-----------------------------------------------------------------------------
  Tunable Laser Sources                       DWDM and Optical Spectrum
                                               Analyzer calibration, testing
                                               of Erbium Doped Fiber
                                               Amplifiers
-----------------------------------------------------------------------------
  Optical Spectrum Analyzers                  Characterization of light
                                               emitted by laser diodes, ion
                                               lasers and solid state lasers
-----------------------------------------------------------------------------

  Engineering and Manufacturing Services

   Our experience in fiber optic device assembly, packaging and testing technology has helped us develop a deep knowledge base and expertise in the processes and technologies necessary to build high-precision fiber optic components. We apply our expertise to assist our customers in designing device packaging, developing manufacturing processes, developing and producing tooling and programming customized process automation software. These services help our customers significantly reduce the development cycle for their products and improve the productivity, yields and quality of their manufacturing processes. In addition to helping our customers become more productive, our services assist us in establishing a long-term relationship with our customers and allow us to identify additional opportunities for new products. We also offer device manufacturing and packaging services on an outsourced basis to enable customers to design and test new products.

Video Metrology

   Our Video Metrology systems and subsystems provide a broad range of non-contact video-based measurement and inspection products for a number of industrial markets, including the computer peripherals and life and health sciences markets. Our Video Metrology systems and subsystems incorporate our experience and expertise in core technologies such as precision motion, vibration control and measurement. Our Video Metrology product line includes:

---------------------------------------------------------------------------------------------------------
                       Product                             Application                  Markets
---------------------------------------------------------------------------------------------------------
  Polaris                                           Dimensional Measurement    . Computer Peripherals
                                                     of disk drive heads
---------------------------------------------------------------------------------------------------------
  DataStar/Galaxy Automated Measurement Systems     High-precision             . Fiber Optic Components
                                                     dimensional               . Industrial Manufacturing
                                                     measurements to verify    . Life and Health Sciences
                                                     manufacturing             . Semiconductors
                                                     tolerances                . Transportation
---------------------------------------------------------------------------------------------------------
  Sprint and Mini/AutoMap Manual Inspection Systems High-precision manual      . Fiber Optic Components
                                                     dimensional               . Industrial Manufacturing
                                                     measurements to verify    . Life and Health Sciences
                                                     manufacturing             . Semiconductors
                                                     tolerances                . Transportation
---------------------------------------------------------------------------------------------------------
  Video Direct Microscopes                          High magnification for     . Fiber Optic Components
                                                     visual/video inspection   . Industrial Manufacturing
                                                     and assembly of small     . Life and Health Sciences
                                                     parts                     . Semiconductors
                                                                               . Transportation
                                                                               . Research
---------------------------------------------------------------------------------------------------------
  Automatic Stent Inspection System                 Non-contact dimensional    . Life and Health Sciences
                                                     inspection and defect
                                                     analysis of cardiac
                                                     stents
---------------------------------------------------------------------------------------------------------

Industrial and Scientific Technologies

   Our Industrial and Scientific Technologies division products are used across a wide range of industrial markets for applications that range from basic research and development activities to high-precision, low-volume manufacturing. In addition, we sell systems and subsystems to third parties that will integrate our products into larger systems, particularly for semiconductor manufacturing. Our industrial and scientific products address a wide range of markets, including fiber optics, semiconductors, computer peripherals, life sciences, analytical instruments, aerospace and research. These products and technologies form the foundation of our integrated, automated systems that we sell in our other divisions. We believe that our Industrial and Scientific Technologies customers develop an appreciation for the quality of our products which makes them more likely to buy integrated, automated systems from us as their need for production and test systems grows.

----------------------------------------------------------------------------------------------
      Category                    Products                            Applications
----------------------------------------------------------------------------------------------
  Motion Control    Linear and rotational stages          . High-precision positioning and
   Devices and      Elevational devices                     motion control apparatus for
   Systems and      Actuators                               manufacturing and test
   Subsystems       Simple and programmable motion          applications
                    controllers                           . Precision alignment in fiber
                     for linear stepping and DC motors      optic, telecommunication and laser
                    Motion systems                          devices assembly
                                                          . Precision positioning of
                                                            semiconductor wafers for defect
                                                            detection
                                                          . Sample sorting and sequencing for
                                                            DNA research
----------------------------------------------------------------------------------------------
  Vibration         Optical benches and support systems   . Reduction of impact of external
   Isolation        Workstations                            forces on high-precision research,
   Systems and      Active and passive isolation systems    manufacturing test and assembly
   Subsystems       Honeycomb, granite and rigid            systems
                    structures                            . Structures for optical fiber
                    Elastomeric mounts                      fabrication
                                                          . Scanning Electron
                                                            Microscope/Atomic Force Microscope
                                                            base isolation
                                                          . Wire bonding equipment base
                                                            isolation
                                                          . Isolated floor for Wafer Stepper
                                                            equipment
----------------------------------------------------------------------------------------------
  Manual            Fiber optic components manufactured   . Manual, high-precision alignment of
   Positioning       by third parties                       optical instruments
   Components       Optical mounts                        . Manual assembly of fiber optic
                    Bases and brackets                      device production
                    Posts and rod systems                 . Subsystems used for high-speed
                    Translation and rotation stages         cell sorting for genomic research
                    Micro interferometer                  . Semiconductor reticule inspection
                    Laser-to-fiber couplers                 equipment
                    Manual fiber optic positioners
                    Educational kits
----------------------------------------------------------------------------------------------
  Optics            Lenses                                . Components for research and product
                    Optical systems                         development activities
                    Mirrors                               . Deep UV illumination optics for
                    Prisms and windows                      semiconductor lithography
                    Filters and attenuators               . Thin film measurement of
                    Collimators                             semiconductor wafers for defect
                    Ultrafast laser optics                  inspection
                    Beamsplitters and polarization
                    optics

   We also offer subassemblies that are manufactured by providing a value-added combination of standard and custom products drawn from our components, optics, motion control and vibration isolation product lines. We combine these items with additional engineering to create more highly integrated products to meet customer needs. These products are often subsystems of our OEM customer's products. This product line offers a strategic competitive advantage allowing us to differentiate ourselves from competitors that only offer a limited product selection.

Customers

   We sell our products to more than 4,000 companies and institutions throughout the world. Our top 15 customers in each of our primary markets (in alphabetical order) are as follows:

                                          Aerospace and       Computer         Industrial
   Fiber Optics         Semiconductor       Research         Peripherals        Metrology

  ADC                 ADE Corporation   Commissariat a    Candela           Agie S.A.
  Telecommunications                    l'Energie         Instruments
  Inc.                                  Atomique
  Alcatel             Applied           Centre National   Hewlett-Packard   Beckman Coulter,
                      Materials, Inc.   pour la           Company           Inc.
                                        Recherche
                                        Scientifique
  Avanex              ASM Lithography   Corning OCA       Hutchinson        Becton,
  Corporation                           Corporation       Technology        Dickinson and
                                                          Incorporated      Company
  Bookham             August            Lawrence          IBM Corporation   Carl Zeiss Jena
  Technology Plc      Technology        Livermore                           GmbH
                      Corporation       National Labs
  Corning, Inc.       Cymer, Inc.       Lockheed Martin   Microphysics      Coherent Inc.
                                        Corporation
  E-TEK Dynamics,     Electro           Los Alamos        Nimbus            Cytomation, Inc.
  Inc.                Scientific        National          Communications
                      Industries, Inc.  Laboratories      International
                                                          Ltd.
  JDS Uniphase        Infineon          Massachusetts     Phase Metrics,    Eastman Kodak
  Corporation         Technologies      Institute of      Inc.              Company
                      GmbH              Technology
  Lightwave           Intel Corp.       Max Plank         Philips L M S     Essilor
  Microsystems                          Institute
  Lucent              J.A. Woollam      NASA              Printrak Inc.     Fischer Imaging
  Technologies        Co., Inc.                                             Corporation
  Inc.
  Molex Inc.          KLA-Tencor        National          Quantum           Minnesota Mining
                      Corporation       Institute of      Corporation       and
                                        Standards &                         Manufacturing
                                        Technology                          (3M)
  Nortel Networks     Molecular         Raytheon Company  Read Rite Corp.   New Focus, Inc.
                      Dynamics Inc.
  OptoPower           Semiconductor     Sandia National   Robotic           Perkin Elmer
  Corporation         Diagnostics,      Labs              Development       Biosystems
                      Inc.
  Pirelli             Silicon Valley    Stanford          Seagate           Positive Light
                      Group, Inc.       University        Technology, Inc.
  SDL, Inc.           Therma-Wave,      TRW, Inc.         Veeco             Spectra-Physics
                      Inc.                                Instruments,      Lasers, Inc.
                                                          Inc.
  Tyco                VTI Inc.          University of     Zygo Corporation  Wats
  International                         California                          International,
  Ltd.                                                                      Inc.


Sales and Marketing

   We market our components and systems through our direct sales force, international network of distributors and sales representatives, technical catalogs and website.

   As of March 31, 2000, we employed 22 field sales people and had 40 independent representatives and distributors that market our products in the United States. We operate a direct sales organization internationally with a local presence in France, Germany, the United Kingdom, Switzerland, Italy, the Netherlands, Canada and Taiwan. Our international sales force at March 31, 2000 consisted of 25 field sales people supported by 35 independent representatives and distributors located in countries in which we do not have a direct presence. We have written agreements with each of our representatives and distributors. In some cases we have granted representatives and distributors exclusive authorization to sell certain of our products to a specific geographic area. These agreements generally have terms of one year and are renewable on an annual basis.

   In addition to our sales representatives and distributors, we also market our standard products through our product catalogs and our website. Our principal marketing tool for the scientific market is our comprehensive set of product catalogs. These documents provide detailed product information and extensive technical and applications data. We publish these catalogs in English, French, German and Japanese. Our website provides our customers with access to our latest products, a literature and information request form, technical/tutorial and application related material, market surveys, sales information and the ability to purchase a majority of our standard products.

Research and Product Development

   We continually seek to improve our technological position through internal research, product development and licensing and acquisitions of complementary technologies. As of March 31, 2000 we had 149 employees engaged in research and development, including 66 engineers with advanced degrees. We continually work to enhance our existing products and to develop and introduce innovative new products to satisfy the needs of our customers. Our research and development expenses for the three months ended March 31, 2000 and for the year ended December 31, 1999 were $4.5 million and $13.3 million, respectively.

Competition

   The markets for our products are intensely competitive and characterized by rapidly changing technology. We believe that the primary competitive factors in our markets are:

  . product features and performance;

  . quality and reliability;

  . customer relationships;

  . ability to manufacture and deliver products on a timely basis;

  . pricing; and

  . ability to customize products to customer specifications.

   We believe that we currently compete effectively with respect to each of the factors above. We compete in our various markets against a number of companies, some of whom have longer operating histories, greater name recognition and significantly greater technical, financial, manufacturing and marketing resources then we do. In addition, some of these companies have long established relationships with our customers and potential customers in our markets. In the fiber optic communications market, our primary competition currently comes from some of our existing and potential customers, who have developed or may develop their own manufacturing and test equipment.

Intellectual Property and Proprietary Rights

   Our success and competitiveness depends to an extent on our technology and other intellectual property such as trademarks. We protect our technology through the use of patents, trademark registrations, exclusive marketing rights and licenses. We have been granted 28 U.S. patents, and have been granted 3 patents in foreign jurisdictions. We currently have 8 trademarks registered in the U.S. We actively pursue applications for new patents and trademarks as the need arises.

   We generally control access to our proprietary information, and maintain confidentiality agreements with our employees and consultants, as well as licensing agreements with our corporate partners. It is possible that, despite our efforts, other parties may use, obtain or try to copy our products and technology. Policing unauthorized use of our products and technology is difficult and time consuming. We cannot guarantee you that the steps we take to protect our rights will prevent any misappropriation of our products or technology. This is particularly the case in foreign jurisdictions, where the intellectual property laws may not afford our intellectual property rights the same protection as the laws of the United States.

Employees

   As of March 31, 2000, we had 923 employees worldwide. None of our employees is represented by a union, and we have never experienced a work stoppage. We believe that our relationship with our employees is good.

Properties

   Our headquarters and principal California manufacturing operations are located in Irvine, California. We lease this facility under a fifteen-year lease expiring in March 2007. In addition, we have manufacturing operations in facilities that we own at Beaune la Rolande and La Boulonnie, France and in leased facilities at Garden Grove, California, San Luis Obispo, California, Longmont, Colorado and Plymouth, Minnesota. We lease office space in Santa Clara, California for our Western Region sales, service and application center. We own a sales and administration office in Evry, France and lease sales and service offices in Germany, England, Switzerland, Italy, the Netherlands, Canada and Taiwan, with leases expiring at various dates through 2011.
We believe that these facilities are adequate for our current needs, but plan to expand our Irvine, Beaune la Rolande and San Luis Obispo manufacturing operations to meet our anticipated future needs. We believe that suitable additional or substitute space will be available to accommodate this expansion, as well as future expansion of our operations.

Legal Proceedings

   In August 1999, Newport Electronics, Inc., a manufacturer of electronic devices, filed suit against us in the Federal District Court in Connecticut, claiming that our use of the "Newport" trademark infringes their rights with respect to such mark. We believe that we are entitled to continue using the Newport trademark and intend to vigorously defend this position throughout the litigation. This litigation, if adversely determined, could have material adverse effects on our business.

   Other than the foregoing, we are not a party to any material litigation.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

   The following table contains information with respect to our executive officers, directors and key employees as of June 30, 2000:

             Name            Age                    Position
             ----            ---                    --------
   Robert G. Deuster........  50 Chairman of the Board, President and Chief
                                 Executive Officer
   Alain Danielo............  54 Vice President and General Manager, Industrial
                                 and Scientific Technologies Division, European
                                 Operations
   Mark V. Edwards..........  38 Vice President and General Manager, Video
                                 Metrology Division
   Robert C. Hewitt.........  54 Vice President and Chief Financial Officer
   Dan Petrescu.............  49 Vice President and General Manager, Fiber
                                 Optics and Photonics Division
   Robert J. Phillippy......  40 Vice President and General Manager, Industrial
                                 and Scientific Technologies Division, U.S.
                                 Operations
   Gary J. Spiegel..........  49 Vice President, Sales
   R. Jack Aplin(2).........  69 Director
   Robert L. Guyett(1)......  63 Director
   C. Kumar N. Patel(1).....  62 Director
   Kenneth F. Potashner(2)..  42 Director
   Richard E. Schmidt.......  68 Director
   John T. Subak(1)(2)......  71 Director

-----------------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

   Robert G. Deuster joined us as President and Chief Executive Officer in May 1996 and, in June 1997, became Chairman of the Board. From 1985 to 1996 he served in various senior management positions at Applied Power, Inc., an international manufacturer of electrical and hydraulic products, serving as Senior Vice President of the Distributed Products Group from 1994 to 1996, President of the Barry Controls Division from 1989 to 1994, President of the APITECH Division from 1986 to 1989 and Vice President of Sales and Marketing of the Enerpac Division from 1985 to 1986. From 1975 to 1985, he held engineering and marketing management positions at General Electric Company's Medical Systems Group.

   Alain Danielo joined us in January 1995 as President and General Manager of our French subsidiary, Micro-Controle S.A. In November 1995 he was elected Vice President with responsibility for our Europe Operations. In August 1999 he was appointed to the position of Vice President and General Manager, Industrial and Scientific Technologies Division, European Operations. Prior to joining us, Mr. Danielo was Managing Director of the Electronics Division of Valeo S.A., an automobile parts company, from 1989 to 1995. From 1985 to 1989 he was General Manager of Molex France S.A.R.L., a manufacturer of electronic components.

   Mark V. Edwards joined us in February 2000 as Vice President and General Manager of our Vision Metrology Division. Prior to joining us, from 1997 to 2000, Mr. Edwards was director of the Controls, Measurement and Sensing Division of Giddings & Lewis, a manufacturer of metrology equipment. Prior to joining Giddings & Lewis he was a Vice President with Professional Manufacturing, Inc., a manufacturer of protective headgear, from 1995 to 1997. From 1990 to 1995 he was Vice President of Plastic Trim, Inc., an automotive parts supplier. From 1986 to 1990 he held various positions at Koch Protective Treatments, Inc., an automotive specialty chemicals supplier.

   Robert C. Hewitt joined us in January 1987 as Vice President with responsibility for finance. In February 1987, he was elected to the additional positions of Secretary and Treasurer and in January 1989 he was elected

Senior Vice President. In February 1995 he was elected to the position of Vice President and Chief Financial Officer. From February 1987 to November 1991 and from February 1994 to November 1996 he served as Treasurer. Prior to joining us, Mr. Hewitt held various financial management positions with General Electric Company, an international industrial and consumer products company. In February 2000, Mr. Hewitt announced his plan to elect early retirement later in the year. We are actively seeking a replacement for Mr. Hewitt, and Mr. Hewitt has agreed to remain in his current position through the transition.

   Dan Petrescu joined us in February 2000 as Vice President and General Manager of our Fiber Optics and Photonics Division. Prior to joining us, Mr. Petrescu was director of manufacturing operations for Nortel Networks Corporation, a global leader in telephony, data, eBusiness, and wireless solutions for the Internet. He joined Nortel in 1985 and held various management positions at that company until his promotion to manufacturing operations director in June 1999.

   Robert J. Phillippy joined us in April 1996 as Vice President and General Manager of our Science and Laboratory Products Division. In August 1999, he was appointed to the position of Vice President and General Manager, Industrial and Scientific Technologies, U.S. Operations. Prior to joining us, Mr. Phillippy was Vice President of Channel Marketing at Square D Company, an electrical equipment manufacturer, from 1994 to 1996. He joined Square D Company in 1984 as a sales engineer and held various sales and marketing management positions with that company prior to his election as Vice President in 1994.

   Gary J. Spiegel joined us in June 1991 as Vice President, with responsibility for sales and marketing, of our Klinger Scientific Corporation subsidiary upon its acquisition by us. In June 1992, he was appointed a Vice President of Newport with responsibility for domestic sales. During 1997, he was assigned additional responsibility for export sales as well as for sales of MikroPrecision Instruments, Inc. Mr. Spiegel joined Klinger Scientific Corporation in 1972 and held various sales and marketing positions with that company prior to its acquisition.

   R. Jack Aplin has been one of our Directors since 1989. He has been an independent investor from 1989 to the present. He was Chairman of the Board, President and Chief Executive Officer of Spectramed, Inc., an international medical products company, from 1986 to 1989.

   Robert L. Guyett has been one of our Directors since 1990. He has been President and Chief Executive Officer of Crescent Management Enterprises, LLC, a financial management and investment advisory services firm, since April 1996. From May 1995 to December 1996, he was a consultant to Engelhard Corporation, an international specialty chemical and precious metals company. Between September 1991 and May 1995, Mr. Guyett served as Senior Vice President and Chief Financial Officer and a member of the Board of Directors of Engelhard Corporation. From January 1987 to September 1991 he was the Senior Vice President and Chief Financial Officer and a member of the Board of Directors of Fluor Corporation, an international engineering and construction firm. Mr. Guyett also currently serves as Treasurer and a Director of the Christopher Reeve Paralysis Foundation.

   C. Kumar N. Patel has been one of our Directors since 1986. He was Vice Chancellor-Research at the University of California at Los Angeles from 1993 to 1999, and in January 2000 he was appointed to the position of Professor of Physics. From 1961 to 1993, Dr. Patel was employed by AT&T Bell Laboratories, a telecommunications corporation, in various positions, including Executive Director--Research, Materials Science, Engineering and Academic Affairs Division from 1987 to 1993 and Executive Director, Physics and Academic Affairs Division from 1981 to 1987.

   Kenneth F. Potashner has been one of our Directors since 1998. He has been President, Chief Executive Officer and Chairman of S3 Incorporated, a supplier of multimedia acceleration hardware and associated software, since November 1998. Mr. Potashner is also Chairman of the Board of Directors of Maxwell Technologies, Inc., a manufacturer of pulsed power based systems and components. From 1996 to October 1998 he was also President and Chief Executive Officer of Maxwell Technologies. Mr. Potashner was Executive Vice President and General Manager of Disk Drive Operations for Conner Peripherals, a storage system corporation, from 1994 to 1996. From 1991 to 1994, he was Vice President, Worldwide Product Engineering for Quantum Corporation, a disk drive corporation. From 1981 to 1991, he held various engineering management positions with Digital Equipment Corporation, a computer corporation, culminating of Vice President of Worldwide Product Engineering in 1991.

   Richard E. Schmidt has been one of our Directors since 1991. Mr. Schmidt joined Newport as Chairman and Chief Executive Officer in September 1991. From August 1993 until February 1995 and from November 1995 until May 1996, he held the additional position of President. Mr. Schmidt retired from the positions of President and Chief Executive Officer in May 1996 and from the position of Chairman in June 1997. In September 1984, he left Warner-Lambert Company, an international medical and consumer products company, to become President and Chief Executive Officer of Milton Roy Company, an international manufacturer of measuring instruments and systems and, in 1986, he became Chairman. He held that position until December 1990 when Milton Roy was acquired by Sundstrand Corporation, an aerospace and power transmission corporation. Prior to joining us he served as a consultant to Sundstrand Corporation.

   John T. Subak has been one of our Directors since 1992. He has served as Counsel for Dechert Price & Rhoads, a national law firm, since January 1994. From 1976 to 1994 Mr. Subak was Director, Group Vice President and General Counsel for Rohm and Haas Company, an international chemical products company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table contains information regarding the beneficial ownership of our common stock as of June 30, 2000, and as adjusted to reflect the sale of our common stock in this offering, by:

  . each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock;

  . each stockholder selling common stock in this offering;

  . each of our directors;

  . each executive officer named in the compensation table contained in our most recent Proxy Statement; and

  . all of our directors and executive officers as a group.

   As of June 30, 2000, there were 28,741,006 shares of our common stock outstanding. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, on the information furnished by such owners, have sole voting power and investment power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percent ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 30, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percent ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                 Shares                               Shares
                           Beneficially Owned       Number of   Beneficially Owned
                             Before Offering         Shares       After Offering
  Name and Address of     -------------------------   Being   --------------------------
   Beneficial Owners        Number         Percent   Offered    Number         Percent
------------------------  -----------      -------- --------- -----------      ---------
Bowman Capital
Management LLC
1875 South Grant Street,
Suite 600
San Mateo, CA 94402.....    1,695,000 (1)     5.90              1,695,000         5.32
Franklin Resources, Inc.
777 Mariners Island
Boulevard
San Mateo, CA
94403-7777..............    1,612,832 (1)     5.61              1,612,832         5.07
R. Jack Aplin...........       39,000 (2)        *                 39,000            *
Alain Danielo...........      115,500 (3)        *                115,500            *
Robert G. Deuster.......      603,450 (4)     2.06                603,450         1.87
Robert L. Guyett........      117,000 (5)        *                117,000            *
Robert C. Hewitt........      247,713 (6)        *                247,713            *
C. Kumar N. Patel.......      125,949 (7)        *                125,949            *
Robert J. Phillippy.....       85,328 (8)        *                 85,328            *
Kenneth F. Potashner....       18,426            *                 18,426            *
Richard E. Schmidt......      423,762 (9)     1.46   70,000       353,762         1.10
Gary J. Spiegel.........       88,244 (10)       *                 88,244            *
John T. Subak...........       95,700 (11)       *   30,000        65,700            *
All 13 directors and
 executive officers of
 the Company as a
 group..................    2,020,072 (12)    6.74              1,920,072 (13)    6.03

-----------------------
  * Less than one percent.

 (1) The information is based upon data provided to the Company including filings made with the Securities and Exchange Commission on Schedules 13D or 13G.

 (2) Consists of 39,000 shares for options exercisable within 60 days of June 30, 2000.

 (3) Includes 85,500 shares for options exercisable within 60 days of June 30, 2000.

 (4) Includes 483,750 shares for options exercisable within 60 days of June 30, 2000.

 (5) Includes 99,000 shares for options exercisable within 60 days of June 30, 2000.

 (6) Includes 79,500 shares for options exercisable within 60 days of June 30, 2000.

 (7) Includes 84,000 shares for options exercisable within 60 days of June 30, 2000.

 (8) Includes 33,750 shares for options exercisable within 60 days of June 30, 2000.

 (9) Includes 246,000 shares for options exercisable within 60 days of June 30, 2000.

(10) Includes 22,750 shares for options exercisable within 60 days of June 30, 2000.

(11) Includes 72,000 shares for options exercisable within 60 days of June 30, 2000.

(12) Includes 1,255,250 shares for options exercisable within 60 days of June 30, 2000.

(13) Includes 1,155,250 shares for options exercisable within 60 days of June 30, 2000.

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

   The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" is a person that is not:

  . a citizen or individual resident of the United States for U.S. federal income tax purposes;

  . a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust, in general, if it is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

   An individual may, subject to certain exceptions, be treated as a resident of the United States for U.S. federal income tax purposes, instead of a nonresident, by, among other things, being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year--counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are subject to U.S. federal taxes as if they were U.S. citizens.

   This discussion does not consider:

  . U.S. state and local or non-U.S. tax consequences;

  . specific facts and circumstances that may be relevant to a particular
    Non-U.S. Holder's tax position, including, if the Non-U.S. Holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  . the tax consequences for the shareholders, partners or beneficiaries of a Non-U.S. Holder;

  . special tax rules that may apply to certain Non-U.S. Holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities; or

  . special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

   The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, applicable Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

   We currently pay cash dividends of $0.02 per share per year on our common stock. Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be provided by an applicable income tax treaty. Canadian holders of the common stock, for example, will generally be subject to a reduced rate of 15% under the Canada-U.S. Income Tax Treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

   Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a "fixed base," in the United States, as provided in that treaty ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as specified by an applicable income tax treaty.

   Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

  . a Non-U.S. Holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

  . in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and

  . look-through rules will apply for tiered partnerships.

   A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Gain on Disposition of Common Stock

   A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

  . the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder;

  . the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements;

  . the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to some U.S. expatriates; or

  . we are or have been a "U.S. real property holding corporation" for U.S.
    federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

   Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a "U.S. real property holding corporation," and thus we believe that the effects which could arise if we were ever a "U.S. real property holding corporation" will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Federal Estate Tax

   Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

   We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

   Under some circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends prior to 2001 to an address outside the United States. For dividends paid after December 31, 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

   The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-U.S. office of non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person." In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

  . a "controlled foreign corporation" for U.S. federal income tax purposes;

  . a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

  . effective after December 31, 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons or (B) the partnership is engaged in a U.S. trade or business.

   Effective after December 31, 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after December 31, 2000.

   Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated            , 2000 we and the selling stockholders have agreed
to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, UBS Warburg LLC and Wit SoundView Corporation are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation.............................
   UBS Warburg LLC....................................................
   Wit SoundView Corporation..........................................
                                                                         ----
      Total...........................................................
                                                                         ====

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 465,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $    per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and Commissions paid by
 us.....................      $              $              $              $
Expenses payable by us..      $              $              $              $
Underwriting Discounts
 and Commissions paid by
 the selling
 stockholders...........      $              $              $              $
Expenses payable by the
 selling stockholders...      $              $              $              $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or their affiliates participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Wit SoundView Corporation intends to allocate shares of common stock for Internet distribution through its affiliate, Wit Capital Corporation, an online broker/dealer.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of the common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of shares of our common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of the common stock should consult their own legal and tax advisors about the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Legal matters will be passed upon for the underwriters by Allen Matkins Leck Gamble & Mallory LLP, Los Angeles, California.

                                    EXPERTS

   The consolidated financial statements of Newport Corporation at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

   We have filed a registration statement on Form S-3 under the Securities Act of 1933 with respect to our common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

   The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31,
    1999;

  . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
    and

  . Our Proxy Statement dated April 14, 2000, relating to the Annual Meeting of Stockholders held on May 17, 2000.

   You may request a copy of these filings, at no cost, by writing or calling us at the following address:

      Karina Page
      Vice President and Treasurer
      Newport Corporation
      1791 Deere Avenue
      Irvine, California 92606
      (949) 253-1677

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors.............................................. F-1
Financial Statements
  Consolidated income statement............................................. F-2
  Consolidated balance sheet................................................ F-3
  Consolidated statement of cash flows...................................... F-4
  Consolidated statement of stockholders' equity............................ F-5
  Consolidated statement of comprehensive income............................ F-5
  Notes to consolidated financial statements................................ F-6

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Newport Corporation

   We have audited the accompanying consolidated balance sheet of Newport Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newport Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Orange County, California
January 25, 2000, except for Note 15,
as to which the date is May 17, 2000

                              NEWPORT CORPORATION

                         CONSOLIDATED INCOME STATEMENT

                                                  Years Ended December 31,
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
                                                 (In thousands, except per
                                                       share amounts)
Net sales....................................... $141,945  $134,359  $132,594
Cost of sales...................................   80,194    75,491    74,844
                                                 --------  --------  --------
Gross profit....................................   61,751    58,868    57,750
Selling, general and administrative expense.....   35,593    33,017    35,825
Research and development expense................   13,300    11,738     9,490
                                                 --------  --------  --------
Income from operations..........................   12,858    14,113    12,435
Interest expense................................   (1,785)   (1,891)   (1,992)
Other income (expense), net.....................      166       121      (349)
                                                 --------  --------  --------
Income before income taxes......................   11,239    12,343    10,094
Income tax provision............................    2,956     3,365     3,030
                                                 --------  --------  --------
Net income...................................... $  8,283  $  8,978  $  7,064
                                                 ========  ========  ========
Net income per share
  Basic.........................................    $0.30     $0.33     $0.27
  Diluted.......................................    $0.29     $0.32     $0.26
Number of shares used to calculate net income
 per share
  Basic.........................................   27,249    26,967    26,595
  Diluted.......................................   28,383    28,152    27,537
Dividends per share............................. $ 0.0133  $ 0.0133  $ 0.0133




                            See accompanying notes.

                              NEWPORT CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                                                             (In thousands,
                                                              except share
                                                                  data)
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $  2,721  $  5,335
  Customer receivables, net................................   32,239    25,798
  Other receivables........................................      684     2,367
  Inventories..............................................   36,386    31,260
  Deferred tax assets......................................    2,626     2,703
  Other current assets.....................................    2,484     1,643
                                                            --------  --------
    Total current assets...................................   77,140    69,106
Investments and other assets...............................    8,461     6,451
Property, plant and equipment, at cost, net................   25,738    22,696
Goodwill, net..............................................   10,914    12,220
                                                            --------  --------
                                                            $122,253  $110,473
                                                            ========  ========

           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Accounts payable......................................... $  6,816  $  6,180
  Accrued payroll and related expenses.....................    5,536     5,566
  Taxes based on income....................................    1,235        95
  Line of credit...........................................   10,000       --
  Current portion of long-term debt........................    4,645     3,699
  Other current liabilities................................    2,736     5,068
                                                            --------  --------
    Total current liabilities..............................   30,968    20,608
Long-term debt.............................................   12,715    17,536
Deferred tax liabilities...................................    1,407     1,359

Commitments and contingencies

Stockholders' equity:
  Common stock, $0.1167 stated value, 75,000,000 shares
   authorized; 27,696,000 shares issued and outstanding at
   December 31, 1999; 27,357,000 shares at December 31,
   1998....................................................    3,231     3,192
  Capital in excess of stated value........................    9,398     8,573
  Unamortized deferred compensation........................     (417)     (548)
  Accumulated other comprehensive loss.....................   (6,635)   (3,916)
  Retained earnings........................................   71,586    63,669
                                                            --------  --------
    Total stockholders' equity.............................   77,163    70,970
                                                            --------  --------
                                                            $122,253  $110,473
                                                            ========  ========

                            See accompanying notes.

                              NEWPORT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
                                                         (In thousands)
Operating activities:
  Net income.....................................  $  8,283  $  8,978  $  7,064
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization................     7,011     6,075     5,830
    Increase in provision for losses on
     receivables, inventories and investments....     1,260     1,073     1,906
    Deferred income taxes........................       251       704        87
    Other non-cash items, net....................      (489)     (481)      345
    Changes in operating assets and liabilities:
     Receivables.................................    (6,007)   (1,532)   (1,269)
     Inventories.................................    (5,027)   (3,472)   (2,051)
     Other current assets........................    (1,532)     (196)   (1,261)
     Other assets................................       327       280       (78)
     Accounts payable and other accrued
      expenses...................................    (1,530)   (2,107)      925
     Taxes based on income.......................     1,126    (2,283)      798
     Other, net..................................       --         (1)        1
                                                   --------  --------  --------
Net cash provided by operating activities........     3,673     7,038    12,297
                                                   --------  --------  --------
Investing activities:
  Purchases of property, plant and equipment.....    (4,799)   (5,378)   (5,034)
  Disposition of property, plant and equipment...       201     2,323       396
  Acquisition of business, net of cash acquired..    (6,559)   (3,561)     (879)
  Payments for equity investment.................    (1,074)      --        --
  Proceeds from sales of investments and
   marketable securities.........................     1,054       720       --
  Software development costs.....................    (2,261)     (779)     (728)
                                                   --------  --------  --------
Net cash used in investing activities............   (13,438)   (6,675)   (6,245)
                                                   --------  --------  --------
Financing activities:
  Increase in credit line........................    10,000       --        --
  Decrease in long-term borrowings...............    (3,632)   (2,360)     (790)
  Cash dividends paid............................      (366)     (362)     (357)
  Repurchase of common stock.....................    (1,589)   (2,879)   (3,996)
  Issuance of common stock under employee
   agreements including associated tax benefit...     2,453     3,218     2,910
                                                   --------  --------  --------
Net cash provided by (used in) financing
 activities......................................     6,866    (2,383)   (2,233)
                                                   --------  --------  --------
Effect of foreign exchange rate changes on cash..       285      (101)      262
                                                   --------  --------  --------
Increase (decrease) in cash and cash
 equivalents.....................................    (2,614)   (2,121)    4,081
Cash and cash equivalents at beginning of year...     5,335     7,456     3,375
                                                   --------  --------  --------
Cash and cash equivalents at end of year.........  $  2,721  $  5,335  $  7,456
                                                   ========  ========  ========

                            See accompanying notes.

                              NEWPORT CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
Common shares:
  Shares outstanding at beginning of year.........   27,357    26,853    26,670
  Issuance of common shares.......................      672     1,020     1,053
  Repurchase of common shares.....................     (333)     (516)     (870)
                                                   --------  --------  --------
    Shares outstanding at end of year.............   27,696    27,357    26,853
                                                   ========  ========  ========
Common stock:
  Balance at beginning of year.................... $  3,192  $  3,132  $  3,110
  Issuance of common stock........................       75       113       117
  Grants of restricted stock, net.................      --          7         7
  Repurchase of common stock......................      (36)      (60)     (102)
                                                   --------  --------  --------
    Balance at end of year........................    3,231     3,192     3,132
                                                   ========  ========  ========
Capital in excess of stated value:
  Balance at beginning of year....................    8,573     8,026     8,959
  Issuance of common stock........................    2,378     3,105     2,793
  Grants of restricted stock, net.................      --        261       168
  Repurchase of common stock......................   (1,553)   (2,819)   (3,894)
                                                   --------  --------  --------
    Balance at end of year........................    9,398     8,573     8,026
                                                   ========  ========  ========
Unamortized deferred compensation:
  Balance at beginning of year....................     (548)     (519)     (548)
  Grants of restricted stock, net.................      --       (268)     (175)
  Amortization of deferred compensation...........      131       239       204
                                                   --------  --------  --------
    Balance at end of year........................     (417)     (548)     (519)
                                                   ========  ========  ========
Accumulated other comprehensive loss:
  Balance at beginning of year....................   (3,916)   (5,036)   (2,442)
  Unrealized translation gain (loss)..............   (2,719)    1,120    (2,594)
                                                   --------  --------  --------
    Balance at end of year........................   (6,635)   (3,916)   (5,036)
                                                   ========  ========  ========
Retained earnings:
  Balance at beginning of year....................   63,669    55,055    48,350
  Dividends.......................................     (366)     (364)     (359)
  Net income......................................    8,283     8,978     7,064
                                                   --------  --------  --------
    Balance at end of year........................   71,586    63,669    55,055
                                                   ========  ========  ========
      Total stockholders' equity.................. $ 77,163  $ 70,970  $ 60,658
                                                   ========  ========  ========

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                     Years Ended December 31,
                                                    ---------------------------
                                                      1999      1998     1997
                                                    --------  -------- --------
                                                          (In thousands)
Net income......................................... $  8,283  $  8,978 $  7,064
Unrealized translation gain (loss).................   (2,719)    1,120   (2,594)
                                                    --------  -------- --------
Comprehensive income............................... $  5,564  $ 10,098 $  4,470
                                                    ========  ======== ========

                            See accompanying notes.

                              NEWPORT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

   Organization. Newport Corporation designs, manufactures and markets high precision components, instruments and integrated systems for the fiber optic communications, semiconductor equipment, computer peripherals and scientific research markets. The Company's high precision products enhance productivity and capabilities of test and measurement and automated assembly for precision manufacturing, engineering and research applications.

   Consolidation. The accompanying financial statements consolidate the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current year presentation. Amounts in 1999 include net sales of $2.5 million representing one extra month of sales from Newport's European operations. The additional net sales stem from a reporting change in the second quarter of 1999 that eliminated a one-month lag in the reporting of European results. Without the change, 1999 net sales would have been $139.4 million, while net income would not have been materially different. Earnings per share were not impacted by the change.

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, inventory obsolescence reserves, income tax valuation and warranty reserves.

   Sales. A sale is recorded upon customer acceptance after all significant obligations have been met, collectibility is probable and title has passed to the customer. Customers have 30 days from the original invoice date (60 days for international customers) to return a catalog product purchase for exchange or credit. The catalog product must be returned in its original condition and meet certain other criteria. Product returns of catalog items have historically been immaterial. Custom configured and certain other products as defined in the Company's Customer Satisfaction and Product Guarantee Policy cannot be returned. Unless otherwise stated in its product literature, the Company provides a one-year warranty from the original invoice date on all product material and workmanship. Defective products will be either repaired or replaced, at the Company's option, upon meeting certain criteria.

   Income Taxes. The Company recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted laws.

   Depreciation and Amortization. Property, plant and equipment is depreciated on a straight line basis over estimated useful lives of the assets ranging from three to thirty one years. In 1997 the Company changed the depreciation method for certain machinery and equipment from an accelerated method based on a declining balance formula to a straight line method to conform with the method used to depreciate its other machinery and equipment. The effect of this change on the Company's 1997 financial position, results of operations and cash flow was not material nor does the Company expect this change to have a material impact on future periods. Leasehold improvements are generally amortized over the term of the lease.

   Advertising. The Company expenses the costs of advertising as incurred, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of product catalogs. The Company uses these product catalogs as its principal marketing tools for the scientific market. Sales to this market approximate 28% of the Company's annual revenues. The catalogs provide detailed product information as well as extensive technical and applications data. The catalogs are published in English, French, German and Japanese languages and are mailed worldwide to more than 100,000 potential customers.

                              NEWPORT CORPORATION

   The Company believes that after a period of generally 12 to 18 months, no future benefit can be realized from these catalogs due to price changes, technological enhancements to existing products and new product releases. As such, the Company has established benefit periods for its various catalogs ranging from 12 to 18 months and amortizes catalog costs over this timeframe. Advertising materials of $0.8 million and $0.2 million were reported as assets at December 31, 1999 and 1998, respectively. Advertising expense was $1.5 million, $1.4 million and $1.6 million for 1999, 1998 and 1997, respectively.

   Net Income per Share. Basic net income per share is computed using the weighted average number of shares of common stock outstanding during the periods, excluding restricted stock. Diluted net income per share is computed using the weighted average number of shares of common stock outstanding during the periods, including restricted stock, and the dilutive effects of common stock equivalents (stock options), determined using the treasury stock method, outstanding during the periods (see Note 12).

   Cash and Cash Equivalents. Cash and cash equivalents consist of cash-on-hand, short-term certificates of deposit and other securities readily convertible to cash with original maturities of less than three months.

   Fair Values of Financial Instruments. Fair values of cash and cash equivalents, short-term borrowings and the current portion of long-term debt approximate the carrying value because of the short period of time to maturity. The fair value of long-term debt approximates its carrying value because their rates of interest approximate current market rates. The carrying amounts of the foreign exchange contracts, if any, equal fair value and are adjusted each balance sheet date for changes in exchange rates.

   Investments. Nonmarketable investments are stated at cost, adjusted for the Company's proportionate share of undistributed earnings.

   Intangible Assets. Goodwill, representing the excess of the purchase price over the fair value of the net assets of acquired entities, is amortized on a straight-line basis over its estimated useful life of fifteen to twenty years. Patents are amortized using the straight-line method over the lives of the patents. Licenses are amortized on a straight-line basis over the estimated economic lives of the related assets. Accumulated amortization of intangible assets, principally goodwill, totaled $5.2 million and $4.5 million at December 31, 1999 and 1998, respectively.

   The Company examines the carrying value of goodwill and other intangible assets to determine whether there are any impairment losses. If indicators of impairment were present in intangible assets used in operations, and future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. No event has been identified that would indicate an impairment of the value of material intangible assets recorded in the accompanying consolidated financial statements.

   Foreign Currency. Balance sheet accounts denominated in foreign currency are translated at exchange rates as of the date of the balance sheet and income statement accounts are translated at average exchange rates for the period. Translation gains and losses are accumulated as a separate component of Stockholders' Equity. The Company has adopted local currencies as the functional currencies for its subsidiaries because their principal economic activities are most closely tied to the respective local currencies.

   The Company may enter into foreign exchange contracts as a hedge against foreign currency denominated receivables. It does not engage in currency speculation. Market value gains and losses on contracts are recognized currently, offsetting gains or losses on the associated receivables. Foreign currency transaction gains and losses are included in current earnings (Note
11). Foreign exchange contracts totaled $4.3 million and $4.2 million at December 31, 1999 and 1998, respectively.

   Stock-Based Compensation. The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock-Issued to

                              NEWPORT CORPORATION

Employees (APB No. 25), and complies with the disclosures provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the amount the employee must pay to acquire the stock.

   Comprehensive Income. The only item of accumulated other comprehensive income is a cumulative foreign currency translation adjustment.

   Pending Adoption of Statement of Financial Accounting Standards No. 133. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes new standards for recording derivatives in interim and annual financial reports requiring that all derivative instruments be recorded as assets or liabilities, measured at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, and therefore the Company will adopt the new requirements effective with the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. Management does not anticipate that the adoption of SFAS No. 133 will have a significant impact on the Company's results of operations, financial position or cash flow.

Note 2--Acquisitions

   On October 13, 1998, the Company acquired, for $3.5 million in cash plus additional consideration based upon achievement of future milestones, all the outstanding capital stock of EOSI, a manufacturer of tunable external cavity diode laser systems and other components. The company is located in Longmont, Colorado. The acquisition was accounted for as a purchase. In 1999, the Company paid the sellers an additional $0.2 million for achieving certain milestones which has been recorded as additional goodwill. In connection with this acquisition the Company recorded goodwill totaling $2.8 million.

   In October 1999, the Company entered into a stock purchase agreement providing for the acquisition of the west coast commercial optics subsidiary of Corning OCA Corporation, a subsidiary of Corning Incorporated, based in Garden Grove, California. The transaction, completed on October 21, 1999, was accounted for as a purchase and the commercial optics subsidiary (renamed Newport Precision Optics Corporation), a manufacturer of specialized precision optical products and systems, became a wholly owned subsidiary of Newport. In connection with this acquisition the Company paid $6.3 million in cash, subject to final settlement adjustment.

   Pro-forma information for these acquisitions is not presented as neither are material to the Company's consolidated sales or net income.

Note 3--Customer Receivables

   The Company maintains adequate reserves for potential credit losses. Such losses have been minimal and within management's estimates. Receivables from customers are generally unsecured.

   Customer receivables consist of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (In thousands)
   Customer receivables........................................ $32,650 $26,077
   Less allowance for doubtful accounts........................     411     279
                                                                ------- -------
                                                                $32,239 $25,798
                                                                ======= =======

                              NEWPORT CORPORATION

Note 4--Inventories

   Inventories are stated at cost, determined on either a first-in, first-out
(FIFO) or average cost basis and do not exceed net realizable value.

   Inventories consist of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (In thousands)
   Raw materials and purchased parts........................... $12,128 $12,412
   Work in process.............................................   7,391   5,301
   Finished goods..............................................  16,867  13,547
                                                                ------- -------
                                                                $36,386 $31,260
                                                                ======= =======

Note 5--Income Taxes

   The provision for taxes based on income consists of the following:

                                                     Years Ended December 31,
                                                    ----------------------------
                                                      1999      1998      1997
                                                    --------  --------  --------
                                                          (In thousands)
   Current:
     Federal....................................... $  2,038  $  1,999  $  2,329
     State.........................................      340       225       321
     Foreign.......................................      327       437       293
   Deferred:
     Federal.......................................      262       674        48
     State.........................................      (16)       35        39
     Foreign.......................................        5        (5)       --
                                                    --------  --------  --------
                                                      $2,956  $  3,365  $  3,030
                                                    ========  ========  ========

   The provision for taxes based on income differs from the amount obtained by applying the statutory tax rate as follows:

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (In thousands)
Income tax provision at statutory rate........... $  3,834  $  4,220  $  3,432
Increase (decrease) in taxes resulting from:
  Non deductible goodwill amortization...........      250       142       153
  Foreign losses not benefited...................        -         2       107
  State income taxes, net of federal income tax
   benefit.......................................      214       171       238
  Utilization of foreign losses..................     (314)      (21)      (57)
  Reduction in valuation allowance...............     (607)     (237)       --
  Tax credits....................................     (240)     (490)       --
  Foreign sales corporation income...............     (370)     (516)     (734)
  Other, net.....................................      189        94      (109)
                                                  --------  --------  --------
                                                    $2,956  $  3,365  $  3,030
                                                  ========  ========  ========

                              NEWPORT CORPORATION

   Deferred tax assets and liabilities determined in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, reflect the impact of temporary differences between amounts of assets and liabilities for tax and financial reporting purposes. Such amounts are measured by tax laws and the expected future tax consequences of net operating loss carryforwards.

   In 1999 the Company reduced the valuation allowance applicable to foreign net operating loss carryforwards by approximately $1,012,000, of which $405,000 was allocated to goodwill, because of improvements in earnings of certain of its European subsidiaries.

   Temporary differences and net operating loss carryforwards, which give rise to deferred tax assets and liabilities recognized in the balance sheet, are as follows:

                                                                        December 31,
                                                                       ----------------
                                                                        1999     1998
                                                                       -------  -------
                                                                       (In thousands)
Deferred tax assets:
  Net operating loss carryforwards...................................  $ 8,449  $ 9,336
  Accruals not currently deductible for tax purposes and other.......    1,609    1,811
  Valuation allowance................................................   (7,432)  (8,444)
                                                                       -------  -------
    Total deferred tax asset.........................................    2,626    2,703
                                                                       -------  -------
Deferred tax liabilities:
  Accelerated depreciation methods used for tax purposes.............      977      854
  Other..............................................................      430      505
                                                                       -------  -------
    Total deferred tax liability.....................................    1,407    1,359
                                                                       -------  -------
Net deferred tax asset...............................................  $ 1,219  $ 1,344
                                                                       =======  =======

   The Company has foreign net operating loss carryforwards totaling approximately $23.4 million at December 31, 1999, principally expiring in the years 2007 through 2012. For financial reporting purposes, a valuation allowance has been recorded primarily to offset the deferred tax asset related to foreign net operating loss carryforwards. Approximately $2.1 million of the valuation allowance will be allocated to reduce goodwill when realized. Approximately $0.4 million and $0.2 million of the valuation allowance realized was allocated to goodwill for 1999 and 1998, respectively. As the Company's net operating loss carryforwards and valuation allowance are largely denominated in foreign currencies, they are subject to foreign currency translation adjustments as described in Note 1 above and to the risks associated therewith. (See also Item 7A, Quantitative and Qualitative Disclosures About Market Risk, on Page 21 for further discussion of exchange rate risk.) The exchange loss related to gross net operating loss carryforwards is largely offset by a corresponding exchange fluctuation in the valuation allowance. Accordingly, the net effect of currency fluctuations on the net operating loss carryforwards, net of valuation allowance, is not material.

   Net income taxes paid for 1999, 1998 and 1997 totaled $2.8 million, $4.3 million and $2.0 million, respectively.

                              NEWPORT CORPORATION

Note 6--Property, Plant and Equipment

   Property, plant and equipment, at cost, including capitalized lease assets, consists of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (In thousands)
   Land........................................................ $ 1,106 $ 1,287
   Buildings...................................................   6,202   7,218
   Leasehold improvements......................................   8,455   8,715
   Machinery and equipment.....................................  29,161  24,063
   Office equipment............................................  13,687  11,715
                                                                ------- -------
                                                                 58,611  52,998
   Less accumulated depreciation...............................  32,873  30,302
                                                                ------- -------
                                                                $25,738 $22,696
                                                                ======= =======

Note 7--Investments and Other Assets

   Investments and other assets consist of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
                                                                (In thousands)
   Nonmarketable investments................................... $ 4,015 $ 3,661
   Other assets................................................   4,446   2,790
                                                                ------- -------
                                                                 $8,461 $ 6,451
                                                                ======= =======

   Nonmarketable investments consist primarily of investments in private companies, including a $1.4 million investment in a U.S. supplier, a $1.4 million investment in a company active in laser and electro-optical technology and a $1.1 million investment in a photonics manufacturer. The Company made purchases of approximately $3.8 million, $4.3 million and $4.3 million from the U.S. supplier during 1999, 1998 and 1997, respectively.

   Other assets consist primarily of capitalized software, patents and license agreements.

                              NEWPORT CORPORATION

Note 8--Long-Term Debt

   Long-term debt consists of the following:

                                                                December 31,
                                                               ---------------
                                                                1999    1998
                                                               ------- -------
                                                               (In thousands)
Revolving credit agreements:
  $15.0 million, expiring October 2002........................ $10,037 $    --
  $10.0 million, expiring October 2000........................      --      --
Term notes:
  8.25% senior notes, maturing May 2004.......................  15,500  18,500
Capitalized lease obligations, payable in installments to
 2005, in French francs.......................................   1,224   1,783
Equipment loans...............................................     599     952
                                                               ------- -------
                                                                27,360  21,235
Less current portion..........................................  14,645   3,699
                                                               ------- -------
                                                               $12,715 $17,536
                                                               ======= =======

   During May 1996, the Company obtained $20.0 million of long-term financing from an insurance company. These senior notes, sold at par, are unsecured, carry an 8.25% annual coupon and mature in May 2004. Interest is payable semiannually and semiannual principal payments commenced during November 1998.

   To support its worldwide operations, at December 31, 1999, the Company had in place a $15.0 million unsecured line of credit expiring October 29, 2002 and a $10.0 million unsecured line of credit expiring October 27, 2000. Both lines bear interest at either the prevailing prime rate, or the prevailing London Interbank Offered Rate plus 1.0%, at the Company's option, plus an unused line fee of 0.2% per year. At December 31, 1999, there was $10.0 million outstanding under the $15.0 million line of credit, with $14.4 million available under the combined lines, after considering outstanding letters of credit.

   Capitalized lease obligations of 8.0 million French francs (approximately $1.2 million) relate to real estate and equipment located in France. The original cost of assets under capital leases at December 31, 1999 and 1998, was
19.1 million French francs (approximately $2.9 million at December 31, 1999). Accumulated amortization totaled 11.1 million French francs (approximately $1.7 million) and 9.2 million French francs (approximately $1.6 million) at December 31, 1999 and 1998, respectively. Required annual payments are as follows:

                                                          Capitalized Borrowings
                                                             Lease     and Term
                                                          Obligations   Notes
                                                          ----------- ----------
                                                              (In thousands)
   For years ending December 31,
   2000..................................................   $  340     $14,473
   2001..................................................      299       5,163
   2002..................................................      304       3,500
   2003..................................................      269       2,000
   2004..................................................      194       1,000
   Thereafter............................................       83          --
                                                            ------     -------
                                                             1,489
   Less interest.........................................      265
                                                            ------     -------
                                                            $1,224     $26,136
                                                            ======     =======

   Interest paid totaled $1.9 million for each of the 1999, 1998 and 1997 years.

                              NEWPORT CORPORATION

Note 9--Commitments and Contingencies

   The Company leases certain of its manufacturing and office facilities and equipment under non-cancelable operating leases. Minimum rental commitments under terms of these leases are as follows for years ending December 31:

                                                                  (In thousands)
   2000..........................................................     $3,019
   2001..........................................................      2,958
   2002..........................................................      2,181
   2003..........................................................      2,016
   2004..........................................................      1,967
   Thereafter....................................................      3,974

   The principal lease expires in 2007. Rental expense under all leases totaled $2.8 million, $2.6 million and $2.6 million for 1999, 1998 and 1997, respectively.

   The Company is involved in various pending litigation arising out of the normal conduct of business. In the opinion of management, the final outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Note 10--Stock Option Plans

   The Company's stock option plan provides that the number of shares available for issuance as either stock options or restricted stock increases on the last day of each fiscal year by an amount equal to 2% of the then outstanding shares. Options have been granted to directors, officers and key employees at a price not less than fair market value at the dates of grants for terms of not more than ten years. Accordingly, no charges have been made to income in accounting for these options. The tax benefits, if any, resulting from the exercise of options are credited to capital in excess of stated value. The fair market value of restricted stock at date of grant is amortized to expense over the vesting period of five years.

   Effective November 18, 1999, the Company's Board of Directors adopted the Newport Corporation 1999 Stock Incentive Plan to enhance the Company's ability to attract and retain qualified managers (excluding Board members, officers and key employees) and to align their interests with stockholders. The Plan authorizes the granting of non-incentive stock options and restricted stock up to an aggregate of 900,000 shares, of which 181,500 shares were granted in 1999. The term of the Plan is 10 years.

                              NEWPORT CORPORATION

   The following table summarizes option plan and restricted stock activity for the years ended December 31, 1999, 1998 and 1997:

                                                 Under Plan             Weighted Average
                         Available for -------------------------------   Exercise Price
                         Option Grant  Restricted                       of Option Shares
                           or Award      Stock     Options     Total       Under Plan
                         ------------- ---------- ---------  ---------  ----------------
Balance, December 31,
 1996...................   1,388,766    290,250   3,490,473  3,780,723       $2.46
Authorized..............     537,081         --          --         --          --
Granted.................    (666,000)    61,500     604,500    666,000        2.97
Exercised...............          --    (48,000)   (673,848)  (721,848)       2.45
Forfeited...............     234,948         --    (234,948)  (234,948)       2.36
                          ----------    -------   ---------  ---------       -----
Balance, December 31,
 1997...................   1,494,795    303,750   3,186,177  3,489,927        2.56
Authorized..............     547,164         --          --         --          --
Granted.................  (1,468,800)    60,000   1,408,800  1,468,800        4.50
Exercised...............          --    (73,875)   (688,200)  (762,075)       2.19
Forfeited...............      95,700         --     (95,700)   (95,700)       3.50
                          ----------    -------   ---------  ---------       -----
Balance, December 31,
 1998...................     668,859    289,875   3,811,077  4,100,952        3.32
Authorized..............   1,453,893         --          --         --          --
Granted.................    (725,100)        --     725,100    725,100        7.10
Exercised...............          --    (89,250)   (401,025)  (490,275)       3.12
Forfeited...............     173,928         --    (173,928)  (173,928)       4.57
                          ----------    -------   ---------  ---------       -----
Balance, December 31,
 1999...................   1,571,580    200,625   3,961,224  4,161,849       $3.99
                          ==========    =======   =========  =========       =====

   There were no grants of restricted stock in 1999. The weighted average per share fair value of restricted stock granted during 1998 and 1997 was $4.46 and $2.92, respectively.

   At December 31, 1999, options on 2,017,452 shares were exercisable with a weighted average exercise price of $2.88 per share. The following table summarizes information concerning options outstanding and exercisable at December 31, 1999 (Contractual life in years):

                          Options Outstanding                  Options Exercisable
             --------------------------------------------- ----------------------------
  Range of               Weighted Average
  Exercise     Number       Remaining     Weighted Average   Number    Weighted Average
   Prices    Outstanding Contractual Life  Exercise Price  Exercisable  Exercise Price
------------ ----------- ---------------- ---------------- ----------- ----------------
$1.67--3.33   2,100,426        4.4              2.66        1,716,786        2.59
 4.17--7.00   1,679,298        8.3              4.94          300,666        4.56
              ---------                                     ---------
              3,779,724                                     2,017,452
              =========                                     =========

                              NEWPORT CORPORATION

   The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock awards. Had compensation cost for the Company's stock option and employee stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                            1999   1998   1997
                                                           ------ ------ ------
                                                              (In thousands)
   Net income--reported................................... $8,283 $8,978 $7,064
   Net income--pro forma.................................. $6,659 $7,524 $6,707
   Diluted earnings per share--reported................... $ 0.29 $ 0.32 $ 0.26
   Diluted earnings per share--pro forma.................. $ 0.23 $ 0.27 $ 0.24

   The fair value of each option grant in 1999 was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0.23%; expected annual volatility of 50.5%; risk-free interest rate of 4.93%; expected lives of 5 years; and expected turnover rate of 12.90%. The fair value of each option grant in 1998 and 1997 was estimated on the date of the grant using the following weighted-average assumptions: dividend yield of 0.33%; expected annual volatility of 41.01% and 34.00%, respectively, risk-free interest rates of 5.44% and 6.36%, respectively, expected lives of 5 years and expected turnover rate of 12.90%. The weighted average per share fair value of options granted in 1999, 1998, and 1997 was $2.89, $1.94 and $1.19, respectively. The pro forma amounts shown for the impact of SFAS No. 123 are not necessarily indicative of future results because of the phase in rules and differences in number of grants, stock price and assumptions for future years.

   Effective January 1, 1995 the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") to provide employees of the Company and selected subsidiaries with an opportunity to purchase common stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of each quarter. The Purchase Plan expires on December 31, 2005. An aggregate of 1,950,000 shares of common stock is available for purchase under the Purchase Plan. There were 297,408, 246,603, and 262,986 shares issued under the Purchase plan during 1999, 1998, and 1997, respectively. The amounts included in the pro forma net income disclosures related to the impact of the Purchase Plan totaled $0.2 million, $0.2 million and $0.1 million for the years 1999, 1998, and 1997, respectively.

Note 11--Other Income (Expense), Net

   Other income (expense), net, consisted of the following:

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (In thousands)
   Interest and dividend income.................. $    102  $    458  $    210
   Exchange losses, net..........................     (226)     (261)     (497)
   Gains on sale of investments, net.............      275       134        14
   Other.........................................       15      (210)      (76)
                                                  --------  --------  --------
                                                  $    166  $    121  $   (349)
                                                  ========  ========  ========

                              NEWPORT CORPORATION

Note 12--Earnings Per Share

   The following table sets forth the computation of basic and diluted earnings per share under SFAS No. 128:

                                                      Years Ended December 31,
                                                     --------------------------
                                                       1999     1998     1997
                                                     -------- -------- --------
                                                     (In thousands, except per
                                                           share amounts)
Numerator:
  Net income........................................ $  8,283 $  8,978 $  7,064
Denominator:
  Denominator for basic earnings per share--
   weighted-average shares..........................   27,249   26,967   26,595
  Effect of dilutive securities:
    Employee stock options..........................    1,014    1,011      756
    Restricted stock................................      120      174      186
                                                     -------- -------- --------
  Dilutive potential common shares..................    1,134    1,185      942
    Denominator for diluted earnings per share--
     adjusted weighted-average shares and assumed
     conversions....................................   28,383   28,152   27,537
                                                     ======== ======== ========
Basic earnings per share............................ $   0.30 $   0.33 $   0.27
Diluted earnings per share.......................... $   0.29 $   0.32 $   0.26


Note 13--Business Segment Information

   The Company operates in three reportable segments, Industrial & Scientific Technologies, Fiber Optics & Photonics and Video Metrology. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that certain expenses, such as interest are not allocated to the segments. In addition, certain assets, including cash and cash equivalents, deferred taxes and certain long-lived and intangible assets are not allocated to the segments.

   The Industrial and Scientific Technologies segment consists primarily of Motion Control Devices and Systems, Vibration Isolation Products, Optics, Mechanical Components, Instruments and Subassemblies. The Fiber Optics and Photonics segment consists primarily of Device Testing and Characterization Systems and Process Automation Workstations for Fiber Optic and Photonics manufacturing. The Video Metrology segment consists primarily of Video-Based Measurement and Inspection Systems.

                              NEWPORT CORPORATION

   Selected financial information for the Company's reportable segments for the years ended December 31, 1999, 1998 and 1997 follows:

                                      Industrial &   Fiber
                                       Scientific  Optics &    Video
                                      Technologies Photonics Metrology  Total
                                      ------------ --------- --------- --------
                                                   (In thousands)
Year Ended December 31, 1999:
Sales to external customers..........   $ 96,578    $35,450   $ 9,917  $141,945
Depreciation and amortization........      4,011        827       484     5,322
Segment income (loss)................     12,418      3,805    (3,365)   12,858
Segment assets.......................     77,110     23,192    10,897   111,199
Expenditures for long-lived assets...      2,558        629       304     3,491

Year Ended December 31, 1998:
Sales to external customers..........   $ 97,792    $24,079   $12,488  $134,359
Depreciation and amortization........      4,034        383       258     4,675
Segment income (loss)................     14,667      1,639    (2,193)   14,113
Segment assets.......................     68,143     15,555     9,445    93,143
Expenditures for long-lived assets...      3,231        457       615     4,303

Year Ended December 31, 1997:
Sales to external customers..........   $100,102    $16,099   $16,393  $132,594
Depreciation and amortization........      3,891        353       228     4,472
Segment income (loss)................     12,274     (1,232)    1,393    12,435
Segment assets.......................     67,358      8,558     7,957    83,873
Expenditures for long-lived assets...      2,196        150       422     2,768

   The following reconciles segment income to consolidated income before income taxes and segment assets and depreciation and amortization to consolidated assets and consolidated depreciation and amortization.

                                                     1999      1998      1997
                                                   --------  --------  --------
                                                         (In thousands)
Income:
  Segment income.................................  $ 12,858  $ 14,113  $ 12,435
  Unallocated amounts:
    Interest expense.............................    (1,785)   (1,891)   (1,992)
    Other income (expense).......................       166       121      (349)
                                                   --------  --------  --------
    Income before income taxes...................  $ 11,239  $ 12,343  $ 10,094
                                                   ========  ========  ========

Assets:
  Assets for reportable segments.................  $111,199  $ 93,143  $ 83,873
  Assets held at corporate.......................    11,054    17,330    22,088
                                                   --------  --------  --------
    Total assets.................................  $122,253  $110,473  $105,961
                                                   ========  ========  ========

Expenditures for long-lived assets for reportable
 segments........................................  $  3,491  $  4,303  $  2,768
Expenditures for long-lived assets held at
 corporate.......................................     1,308     1,075     2,266
                                                   --------  --------  --------
    Total expenditures for long-lived assets.....  $  4,799  $  5,378  $  5,034
                                                   ========  ========  ========

Depreciation and amortization:
  Depreciation and amortization for reportable
   segments......................................  $  5,322  $  4,675  $  4,472
  Depreciation and amortization for assets held
   at corporate..................................     1,689     1,400     1,358
                                                   --------  --------  --------
    Total depreciation and amortization..........  $  7,011  $  6,075  $  5,830
                                                   ========  ========  ========

                              NEWPORT CORPORATION

   Selected financial information for the Company's operations by geographic segment is as follows:

                                                       1999     1998     1997
                                                     -------- -------- --------
Geographic area revenue:
  United States..................................... $ 90,153 $ 87,561 $ 85,749
  Europe (1)........................................   32,516   30,358   27,659
  Pacific Rim.......................................   11,006    9,468   14,974
  Other.............................................    8,270    6,972    4,212
                                                     -------- -------- --------
                                                     $141,945 $134,359 $132,594
                                                     ======== ======== ========

Geographic area long-lived assets:
  United States..................................... $ 19,022 $ 14,094 $ 14,855
  Europe............................................    6,634    8,508    8,074
  Other.............................................       82       94       65
                                                     -------- -------- --------
                                                     $ 25,738 $ 22,696 $ 22,994
                                                     ======== ======== ========

-----------------------
(1) Europe revenues disclosed in the geographic segment include all revenues from sales to European-based customers whereas Europe segment revenues are comprised of sales from the Company's Europe operations.

Note 14--Defined Contribution Plan

   The Company sponsors a defined contribution plan. Generally, all U.S. employees are eligible to participate in and contribute to this plan. Company contributions to the plan are determined based on a percentage of contributing employees' compensation. Expense recognized for the plan totaled $1.3 million, $1.3 million and $1.0 million for 1999, 1998 and 1997, respectively.

Note 15--Subsequent Events

   On May 17, 2000, stockholders approved an amendment to the Company's articles of incorporation that increased the number of authorized common shares to 75 million, and the Company announced a 3-for-1 stock split effective May 31, 2000. All share and per share information in the accompanying financial statements has been restated to reflect the increase in the authorized common shares and the stock split.

Note 16--Supplementary Quarterly Consolidated Financial Data (unaudited)

                                             Diluted Net            High   Low
                        Net    Gross   Net   Income Per  Dividends Share  Share
Three months ended     Sales  Profit  Income    Share    Per Share Price  Price
------------------    ------- ------- ------ ----------- --------- ------ -----
                              (In thousands, except per share amounts)
December 31, 1999.... $41,494 $17,594 $2,982    $0.10      $0.01   $15.25 $5.42
September 30, 1999...  35,427  15,488  2,332     0.08         --     6.88  4.58
June 30, 1999........  35,576  15,860  2,055     0.07       0.01     5.25  3.98
March 31, 1999.......  29,448  12,809    914     0.03         --     6.50  4.13

December 31, 1998.... $33,407 $14,708 $2,565    $0.09      $0.01   $ 5.92 $2.96
September 30, 1998...  33,456  14,517  2,218     0.08         --     6.58  3.54
June 30, 1998........  33,833  15,163  2,189     0.08       0.01     7.63  5.92
March 31, 1998.......  33,663  14,480  2,006     0.07         --     7.25  4.08

                         [LOGO OF NEWPORT CORPORATION]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   Set forth below is an estimate (except as indicated) of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. Registrant will pay all of these expenses.

   SEC registration fee............................................... $ 90,469
   NASD filing fee....................................................    3,927
   Nasdaq National Market application fee.............................   30,000
   Printing expenses..................................................  150,000
   Legal fees and expenses (other than Blue Sky)......................  200,000
   Accounting fees and expenses.......................................  100,000
   Blue sky fees and expenses.........................................   15,000
   Miscellaneous......................................................   85,604
                                                                       --------
       Total.......................................................... $675,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   The registrant's articles of incorporation provides that the registrant shall indemnify its directors to the full extent permitted by the General Corporation Law of the State of Nevada and may indemnify its officers and employees to such extent, except that the registrant shall not be obligated to indemnify any such person (1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (2) for any amounts paid in settlement of an action indemnified against by the registrant without the prior written consent of the registrant. The registrant has entered into indemnity agreements with each of its directors and executive officers. These agreements may require the registrant, among other things, to indemnify such directors or executive officers against certain liabilities that may arise by reason of their status or service as directors or executive officers, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' liability insurance if available on reasonable terms. The registrant will obtain directors' and officers' liability insurance prior to consummation of this offering.

   In addition, the registrant's articles of incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (4) for any transaction from which the director derives an improper personal benefit.

   Reference is made to Section 78.751 of the General Corporation Law of the State of Nevada which provides for indemnification of directors and officers in certain circumstances.

   Under the terms of the underwriting agreement, the underwriters have agreed to indemnify, under certain conditions, the registrant, its directors, certain of its officers and persons who control the registrant within the meaning of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits.

 Exhibit
 Number                                Description
 -------                               -----------
   1.1   Form of Underwriting Agreement*

   1.2   Form of Custody Agreement and Power of Attorney for Selling
         Stockholders*

   3.1   Restated Articles of Incorporation of Newport Corporation, a Nevada
         Corporation (incorporated by reference to exhibit in the Company's
         1987 Proxy Statement).

   3.2   Certificate of Amendment to Articles of Incorporation, as filed May
         30, 2000

   3.3 Restated Bylaws of Newport Corporation, a Nevada Corporation, as amended to date (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended July 31,
         1992).

   5.1 Opinion of Stradling Yocca Carlson & Rauth, a professional corporation*

  10.1 1992 Incentive Stock Plan (incorporated by reference to exhibit in the Company's 1992 Proxy Statement).

  10.2   Employee Stock Purchase Plan, as amended (incorporated by reference to
         Exhibit 10.4 of the Company's Annual Report on Form 10-K for the year ended December 31, 1997).

  10.3 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended
         December 31, 1999)

  10.4   Amendment to 1999 Stock Incentive Plan

  10.5 Form of Severance Compensation Agreement between Newport Corporation and certain Executive Officers (incorporated by reference to Exhibit
         10.7 to the Company's Annual Report on Form 10-K for the year ended
         December 31, 1993).

  10.6   Severance Compensation Agreement dated as of April 8, 1996, between
         Newport Corporation, a Nevada Corporation, and Robert J. Phillippy, a
         Vice President and General Manager (incorporated by reference to
         Exhibit 10.2 to the Company's Form 10-Q for the quarter ended
         September 30, 1996).

  10.7   Severance Compensation Agreement dated as of May 1, 1996, between
         Newport Corporation, a Nevada Corporation, and Robert G. Deuster,
         President and Chief Executive Officer (incorporated by reference to
         Exhibit 10.3 to the Company's Form 10-Q for the quarter ended
         September 30, 1996).

  10.8 Note Agreement dated as of May 2, 1996 between Newport Corporation and the Prudential Insurance Company of America (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q for the quarter ended March
         31, 1996).

  10.9 364-Day $10,000,000 Credit Agreement dated as of October 29, 1999 between Newport Corporation and ABN AMRO Bank, N.V. (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)

 10.10 Amendment to 364-Day $10,000,000 Revolving Credit Agreement, dated as of May 31, 2000, between Newport Corporation and ABN AMRO Bank, N.V.

 10.11 3-Year $15,000,000 Credit Agreement dated as of October 29, 1999 between Newport Corporation and ABN AMRO Bank, N.V. (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)

 10.12 Amendment to 3-Year $15,000,000 Revolving Credit Agreement, dated as of May 31, 2000, between Newport Corporation and ABN AMRO Bank, N.V.

 10.13 Lease Agreement dated March 27, 1991, as amended, pertaining to premises located in Irvine, California (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended July 31, 1992).

 Exhibit
 Number                               Description
 -------                              -----------
  23.1   Consent of Independent Auditors

  23.2   Consent of Stradling Yocca Carlson & Rauth (included in Exhibit 5.1)*

    27   Financial Data Schedule (Article 5 of Regulation S-X)

-----------------------
* To be filed by amendment.

  (b) Financial Statement Schedule.

     Opinion on Schedule II

     Schedule II ---Valuation and Qualifying Accounts

     Other schedules are omitted because they are not applicable or because the information is included in the financial statements or the related notes.

Item 17. Undertakings.

     (1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (3) For purposes of determining any liability under the Securities Act,
  (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 5th day of July, 2000.

                                          Newport

                                                 /s/ Robert G. Deuster
                                          By: _________________________________
                                                     Robert G. Deuster
                                             Chairman of the Board, President
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

   We, the undersigned directors and officers of Newport, do hereby constitute and appoint Robert G. Deuster and, or Robert C. Hewitt, or either of them, our true and lawful attorneys and agents, to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and to do any and all acts and things in our names and in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                              Title                       Date
             ---------                              -----                       ----


   /s/   Robert G. Deuster           Chairman of the Board, President         July 5, 2000
____________________________________  and Chief Executive Officer
         Robert G. Deuster            (Principal Executive Officer)

   /s/    Robert C. Hewitt           Vice President, Chief Financial          July 5, 2000
____________________________________  Officer and Secretary (Principal
          Robert C. Hewitt            Financial Officer)

   /s/   William R. Abbott           Vice President and Corporate             July 5, 2000
____________________________________  Controller (Principal Accounting
         William R. Abbott            Officer)

   /s/     R. Jack Aplin             Director                                 July 5, 2000
____________________________________
           R. Jack Aplin


             Signature                            Title                   Date
             ---------                            -----                   ----
    /s/   Robert L. Guyett           Director                          July 5, 2000
____________________________________
          Robert L. Guyett

  /s/    C. Kumar N. Patel           Director                          July 5, 2000
____________________________________
         C. Kumar N. Patel

   /s/  Kenneth F. Potashner         Director                          July 5, 2000
____________________________________
        Kenneth F. Potashner

   /s/   Richard E. Schmidt          Director                          July 5, 2000
____________________________________
         Richard E. Schmidt

   /s/     John T. Subak             Director                          July 5, 2000
____________________________________
           John T. Subak
